Saipem

Eni GROUP

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.962.000 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC - 6 2004
WASH. D.C. 213

SUPPL

Rif./Prot. SEGR/ 388
San Donato M.se, December 1, 2004

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

04046558

- Saipem Press Release dated 5th October 2004
- Saipem Press Release dated 27th October 2004
- Saipem Press Release dated 2nd November 2004
- Saipem Press Release dated 8th November 2004
- Six-monthly Report at 30th June 2004

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

PROCESSED
DEC 14 2004
THOMSON FINANCIAL

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

Dlw 12/14

LLOYD'S REGISTER QUALITY ASSURANCE ISO9001
UKAS QUALITY MANAGEMENT 001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of October 2004, November 2004

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni
GROUP

Press Release

Saipem won a offshore construction contract amounting approximately to 440 million USD

Saipem, an Eni company, has been awarded the lump sum turnkey contract for the SURF activities (Sub-sea Umbilicals, Risers and Flow Lines) for the sub-sea development of Rosa Field as a tie back to the Girassol FPSO, in the Block 17, 200 kilometres north west of Luanda, offshore Angola.

The contract, awarded by TEPA (Total Exploration & Production Angola) as the Operator of Block 17(1), has a total value of approximately 440 million USD.

The scope of work comprises the engineering, procurement, construction, installation and pre-commissioning of the Subsea Umbilicals, Risers and Flowlines in water depth of approximately 1,400 meters.

The vessels Saipem 3000 and Saibos FDS will carry out the job between first and third quarter 2006.

(1)Total's coventurers in the Block are Esso Exploration Angola (Block 17) Ltd., BP Exploration (Angola) Ltd., Statoil Angola Block 17 AS and Norsk Hydro, and Sociedade Nacional de Combustiveis de Angola (Sonangol) is the Block 17 Concessionaire.

San Donato Milanese, 5th October 2004

Saipem

Eni
GROUP

Press Release

Awarded to Saipem a decommissioning contract in North Sea amounting to approximately 130 million Euro

Saipem has been awarded the contract for the offshore removal and transport of seven large platforms related to the Frigg gas fields, located in the North Sea, approximately 230 km North-West of Stavanger, Norway.

The contract, awarded by Aker Kvaerner Offshore Partners (AKOP), has a total value of approximately 130 million Euro.

The activities will be performed as part of the Frigg and MCP-01decommissioning project, that represents the first large scale decommissioning project ever undertaken in the North Sea.

The vessel Saipem 7000 will carry out the removal and transportation activities between 2005 and 2008.

San Donato Milanese, 27th October 2004

Saipem

Eni GROUP

Press Release

Saipem wins the Kashagan pipeline contract offshore Kazakhstan amounting to 520 million Usd

Saipem has been awarded the contract for the construction and installation of the offshore pipeline system as part of the development of the programme of the Kashagan field located in the Kazakh sector of the Caspian Sea, approximately 80 km south-east of the town of Atyrau.

The contract, awarded by the companies of the North Caspian Sea Production Sharing Agreement (PSA)[(1)], following an international tender, has a total value of 520 million USD. The scope of work comprises the engineering, procurement of bulk materials, coating, laying and pre-commissioning of pipelines, fibre optic cables and umbilicals. Line pipes will be provided by the client.

Saipem will install the pipeline system between 2006 and 2007 with a new lay barge and new trenching equipment.

(1): The companies of the North Caspian Sea PSA, which includes the giant Kashagan field, are: Agip KCO (Operator 16.67%), BG Group (16.67%), ConocoPhillips (8.33%), ExxonMobil Kazakhstan, Inc. (16.67%), Inpex (8.33%), Total (16.67%), Shell (16.67%).

San Donato Milanese, 2nd November 2004

Eni
GROUP

PRESS RELEASE – 8TH NOVEMBER 2004
THIRD QUARTER REPORT AT 30TH SEPTEMBER 2004

Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group Third Quarter Report at 30th September 2004 (not subject to audit).

Third Quarter

Revenues totalled 1,158 million euros (1,135 million in the third quarter 2003).

Operating Income amounted to 73 million euros (81 million in the third quarter 2003).

Net Income amounted to 49 million euros (48 million in the third quarter 2003).

Cash flow (net income plus depreciation and amortisation) amounted to 115 million euros (113 million in the third quarter 2003).

First Nine Months

Revenues totalled 3,069 million euros (3,003 million in the same period 2003).

Operating Income amounted to 200 million euros (219 million in the same period 2003).

Net Income amounted to 131 million euros (138 million in the same period 2003).

Cash flow (net income plus depreciation and amortisation) amounted to 317 million euros (332 million in the same period 2003).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first nine months 2004 amounted to 131 million euros (198 million in the same period 2003) and consisted mainly of the following: upgrading works on the semi-submersible drilling platforms Scarabeo 3, Scarabeo 4, the jack-up Perro Negro 3, and the pipelay vessel Castoro Otto; the purchase of plant and equipment required to carry out the Sakhalin project in Russia; the development of a fabrication yard in Kazakhstan and the expansion of the yards in Angola and Nigeria.

Net financial debt at 30th September 2004 amounted to 1,105 million euros, an increase of 152 million euros versus 31st December 2003. It should be remembered that, as previously stated, the year 2003 had benefited from a particularly positive trend in working capital, due also to the award of important EPIC-type contracts. In the fourth quarter 2004 and the first quarter 2005, contracts expected to be acquired would enable a reduction in net debt to a level lower than that at the end of 2003.

New contracts and backlog

In the first nine months 2004, Saipem was awarded new contracts totalling 3,140 million euros (3,409 million euros in the same period 2003), of which 1,959 million euros were in the Offshore sectors (Construction and Drilling).

The most significant orders awarded in the third quarter 2004 include:

Offshore Construction:

- On behalf of Total Exploration & Production Angola, the EPIC-type contract Rosa in Angola, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers at water depths of approximately 1,400 metres;
- On behalf of AIOC (Azerbaijan International Operating Company), two contracts as part of the Phase 3 development of the Azeri-Chirag-Gunashli field in Azerbaijan, comprising construction of a template, two jackets and associated piles in addition to transport and installation of two platforms comprising two jackets, two topsides and one template;

- On behalf of BBL Company (a partnership comprising Gasunie, E.ON Ruhrgas and Fluxys) the EPIC-type contract BBL in the North Sea, for the laying of a subsea pipeline from Balgzand in Holland to Bacton in Great Britain;
- On behalf of InAgip D.o.o., the IKA, IDA and IVANA Gas Fields Platforms and Pipelines project off the Croatian coast, comprising installation of six jackets and seven decks in addition to transport and installation of various interconnecting pipelines and spools;

Onshore Construction:

- On behalf of Shell Petroleum Development Company of Nigeria Ltd, the EPC-type contract Soku in Nigeria, comprising engineering, procurement and construction of facilities to increase the capacity of an existing gas treatment plant;

L.N.G.:

- On behalf of Fluxys, the EPC-type project Zeebrugge LNG Terminal in Belgium, comprising engineering, procurement and construction of facilities for the extension of a regasification terminal, including the storage tank and regasification structures. The contract was awarded in consortium with the Belgian construction companies CFE and Fontec;

Maintenance Modification and Operation (M.M.O.):

- On behalf of TotalFinaElf, the extension of contracts for activities in France;

Offshore Drilling:

- On behalf of Aramco, the three-year lease of the jack-up Perro Negro 5 in Saudi Arabia;
- On behalf of Eni Congo, the one-year contract for the provision of maintenance and workover services in Congo;

Onshore Drilling:

- On behalf of Eni Dacion B.V., the lease of four rigs in Venezuela, one rig for a period of twenty eight months and three rigs for one year;
- On behalf of Petrobras, the three-year lease of various installations in Peru;
- On behalf of Pluspetrol, the one-year lease of various installations in Peru;
- On behalf of Repsol YPF, the ten-month lease of a rig in Algeria.

At end of September 2004, the backlog stood at 5,296 million euros (5,225 million euros at 31st December 2003).

Management expectations for 2004

Contract awards and revenues attained in the first nine months 2004, in addition to market conditions, which, for those sectors in which Saipem is most focused, appear on balance to be good, underpin expectations for 2004 to achieve further growth versus 2003, both in terms of revenues and backlog.

A phenomenon that adversely affects Saipem's profit levels is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600 million per annum, are denominated in euros.

The impact of the Euro appreciation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution. As a result the average invoice exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13). In 2004, the combination of contracts in the backlog at end 2003 to be executed during the current year, along with contracts already won and to be acquired in 2004, are expected to lead to an approximate average invoice exchange rate of 1.15. Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros. The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating income estimated at 50 million euros.

Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and, also owing to a forecast decreased financial burden, underpin expectations for 2004 of attaining results in line with or close to the record level achieved in 2003; specifically

- volumes are expected to grow on account of the substantial order backlog at the end of September 2004 and the positive overall trend of the reference market;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation.

Capital expenditure for 2004 is confirmed to be approximately 200 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and actions by the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The increase in net financial debt of 152 million euros versus 31st December 2003 was due to the following:

Outflows

- increase in net current assets of 271 million euros;
- capital expenditure on tangible and intangible fixed assets amounting to 131 million euros;
- distribution of dividends of 65 million euros;
- buy-back of treasury shares to the value of 10 euros million;
- increase in company holdings of 2 million euros.

Inflows

- cash flow (net income plus depreciation and amortisation) of 317 million euros;
- increase in minority interest of 4 million euros;
- sale of tangible assets of 4 million euros;
- increase in employee termination benefits of 2 million euros.

Analysis by business sector

Offshore Construction:

(million euros)

	Third quarter		First nine months	
	2003	2004	2003	2004
Revenues	730	730	1,763	1,901
Operating expenses, net of cost of materials	(518)	(546)	(1,222)	(1,414)
Cost of materials	(120)	(98)	(297)	(252)
Depreciation and amortisation	(25)	(23)	(72)	(67)
Contribution from operations (*)	67	63	172	168
Saipem s.a. goodwill amortisation	(4)	(5)	(15)	(16)
Contribution from operations, net	63	58	157	152
New orders awarded	243	776	1,871	1,898

(*) *Operating Income before general and administrative expenses*

The backlog at 30th September 2004 amounted to 3,262 million euros, of which 850 million are to be realised in the fourth quarter 2004.

- Revenues in the first nine months 2004 amounted to 1,901 million euros, a 7.8% increase versus the same period 2003, mainly due to the full-scale operations of EPIC (Engineering, Procurement, Installation, Construction) type projects in West and North Africa.

- Contribution from operations in the first nine months 2004 amounted to 168 million euros, equal to 8.8% of revenues, versus 172 million euros, equal to 9.8% of revenues in the same period 2003. As we have often stated, this decrease in margin is related to the greater volumes generated by EPIC type projects as well as the US Dollar devaluation.

  Contribution from operations, net of goodwill amortisation, stood at 152 million euros, with profitability at 8% of revenues (first nine months 2003: 157 million euros, equal to 8.9% of revenues).

Onshore Construction:

(million euros)

	Third quarter		First nine months	
	2003	2004	2003	2004
Revenues	160	174	543	452
Operating expenses, net of cost of materials	(87)	(118)	(331)	(303)
Cost of materials	(45)	(33)	(130)	(88)
Depreciation and amortisation	(8)	(7)	(25)	(18)
Contribution from operations (*)	20	16	57	43
Saipem s.a. goodwill amortisation	(2)	(2)	(6)	(6)
Contribution from operations, net	18	14	51	37
New orders awarded	536	181	862	500

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2004 amounted to 824 million euros, of which 126 million are to be realised in the fourth quarter 2004.

- Revenues in the first nine months 2004 amounted to 452 million euros, a 16.8% decrease versus the same period 2003, following reduced levels of activity in Kazakhstan, Saudi Arabia and Nigeria, which was only partially compensated by the full scale operations of projects in North Africa and the Sakhalin project in Russia.

- Contribution from operations, in the first nine months 2004, amounted to 43 million euros, equal to 9.5% of revenues, versus 57 million euros, equal to 10.5% of revenues for the same period 2003. This reduction in margin is mainly due to lower volumes. Contribution from operations, net of goodwill amortisation, stood at 37 million euros, with profitability at 8.2% of revenues (first nine months 2003: 51 million euros, equal to 9.4% of revenues).

Liquefied Natural Gas (L.N.G.):

(million euros)

	Third quarter		First nine months	
	2003	2004	2003	2004
Revenues	52	53	149	150
Operating expenses	(40)	(44)	(116)	(121)
Depreciation and amortisation	(2)	(3)	(7)	(8)
Contribution from operations (*)	10	6	26	21
Saipem s.a. goodwill amortisation	(2)	(2)	(6)	(6)
Contribution from operations, net	8	4	20	15
New orders awarded	13	124	226	337

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2004 amounted to 505 million euros, of which 61 million are to be realised in the fourth quarter 2004.

- Operations carried out mainly in China and Spain enabled the company to achieve revenues of 150 million euros in the first nine months 2004, in line with the same period the previous year.

- In the first nine months 2004, contribution from operations, net of goodwill amortisation, amounted to 15 million euros, with profitability equal to 10% of revenues (first nine months 2003: 20 million euros, equal to 13.4% of revenues).

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	Third quarter		First nine months	
	2003	2004	2003	2004
Revenues	56	76	144	199
Operating expenses	(51)	(69)	(134)	(181)
Depreciation and amortisation	(1)	(2)	(2)	(4)
Contribution from operations (*)	4	5	8	14
Saipem s.a. goodwill amortisation	(1)	(1)	(3)	(3)
Contribution from operations, net	3	4	5	11
New orders awarded	45	32	148	226

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2004 amounted to 73 million euros, of which 31 million are to be realised in the fourth quarter 2004.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia achieved revenues for the first nine months 2004 of 199 million euros, a 38.2% increase over the same period 2003. This increase is due mainly to operations in Italy which started in the second half 2003.

- In the first nine months 2004, contribution from operations net of goodwill amortisation, amounted to 11 million euros, with profitability equal to 5.5% of revenues (first nine months 2003: 5 million euros equal to 3.5% of revenues).

Offshore Drilling:

(million euros)

	Third quarter		First nine months	
	2003	2004	2003	2004
Revenues	73	73	226	213
Operating expenses	(51)	(47)	(150)	(134)
Depreciation and amortisation	(10)	(11)	(27)	(31)
Contribution from operations (*)	12	15	49	48
New orders awarded	20	21	220	61

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2004 amounted to 347 million euros, of which 63 million are to be realised in the fourth quarter 2004.

- Operating revenues for the first nine months 2004 showed a 5.8% decrease versus the same period 2003, attributable mainly to the inactivity of Scarabeo 4 and Perro Negro 5, which was only partially compensated by the full-scale operations by the semi-submersible platforms Scarabeo 5 and Scarabeo 7.

- Contribution from operations in the first nine months 2004 decreased by 1 million euros versus the first nine months 2003, with a margin on revenue rising from 21.7% to 22.5%. This increase is due to greater margins generated by several vessels involved in deep-water drilling operations.

- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	154	a
Semi-submersible platform Scarabeo 4	-	b
Semi-submersible platform Scarabeo 5	274	
Semi-submersible platform Scarabeo 6	239	c
Semi-submersible platform Scarabeo 7	274	
Drillship Saipem 10000	274	
Jack-up Perro Negro 2	274	
Jack-up Perro Negro 3	62	a
Jack-up Perro Negro 4	274	
Jack-up Perro Negro 5	-	d

a = for the remaining days (to 274) the vessel underwent upgrading works in readiness for a new contract.
b = the vessel underwent structural repairs (182 days) and was idle (92 days).
c = for the remaining days (to 274) the vessel underwent structural repairs.
d = the vessel was idle (244 days) and underwent upgrading works in readiness for a new contract (30 days).

Onshore Drilling:

(million euros)

	Third quarter		First nine months	
	2003	2004	2003	2004
Revenues	53	39	150	117
Operating expenses	(43)	(29)	(116)	(88)
Depreciation and amortisation	(5)	(5)	(16)	(14)
Contribution from operations (*)	5	5	18	15
New orders awarded	22	59	71	96

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2004 amounted to 158 million euros, of which 32 million are to be realised in the fourth quarter 2004.

- Operating revenues for the first nine months 2004 show a 22% decrease versus those of the same period 2003, mainly attributable to reduced levels of activity in West Africa and in Kazakhstan in addition to the effects of the US Dollar devaluation.

- Contribution from operations in the first nine months 2004 decreased by 3 million euros versus the same period last year, with margins rising from 12% to 12.8%. Whilst the decrease in contribution from operations is due to lower volumes generated during the period, the slight increase in profit margin is ascribed to increased efficiency attained particularly by the rigs operating in Saudi Arabia.

- Average utilisation of rigs stood at 76% (82% in the first nine months 2003); rigs were located as follows: 11 in Peru, 8 in Saudi Arabia, 6 in Venezuela, 3 in Italy, 3 in Algeria, 2 in Egypt and 1 in Kazakhstan.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig managed jointly with third parties operated in Kazakhstan.

Leased FPSO:

(million euros)

	Third quarter		First nine months	
	2003	2004	2003	2004
Revenues	11	13	28	37
Operating expenses	(7)	(8)	(13)	(20)
Depreciation and amortisation	(3)	(3)	(10)	(8)
Contribution from operations (*)	1	2	5	9
New orders awarded	–	13	11	22

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2004 amounted to 127 million euros, of which 12 million are to be realised in the fourth quarter 2004.

- In the first nine months 2004, operating revenues showed a 9 million euro increase versus the same period 2003. This increase in revenues along with a 4 million euro increase in contribution from operations versus the first nine months 2003 are mainly attributed to the "Prestige" project, involving oil recovery operations from the wreck of the tanker Prestige.

- The production units FPSO–Firenze and FPSO–Mystras have been in continuous operation since the beginning of the year.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 8th November 2004

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31 December 2003		30 September 2004 (*)	
Net tangible fixed assets		1,694		1,665
Net intangible fixed assets		851		821
		2,545		2,486
- Offshore Construction	1,127		1,105	
- Onshore Construction	244		235	
- LNG	193		183	
- MMO	85		79	
- Offshore Drilling	656		656	
- Onshore Drilling	95		90	
- Leased FPSO	89		78	
- Other	56		60	
Financial investments		26		28
Non-current assets		**2,571**		**2,514**
Working capital	(79)		208	
Provision for contingencies	(117)		(123)	
Net current assets		**(196)**		**85**
Employee termination benefits		**(31)**		**(33)**
CAPITAL EMPLOYED		**2,344**		**2,566**
Net equity		**1,368**		**1,434**
Minority interest in net equity		**23**		**27**
Net debt		**953**		**1,105**
COVER		**2,344**		**2,566**
SHARES ISSUED AND OUTSTANDING		**440,713,700**		**440,962,000**

(*) Not inclusive of translation adjustment for the first nine months, for those group companies whose financial statements are in currencies other than euros.

RECLASSIFIED CONSOLIDATED INCOME STATEMENT
BY
NATURE OF COSTS

(million euros)

	Third quarter 2003	Third quarter 2004	First nine months 2003	First nine months 2004
Operating revenues	1,135	1,158	3,003	3,069
Other revenues and income	3	1	7	6
Purchases, services and other costs	(811)	(822)	(2,061)	(2,139)
Payroll and related costs	(181)	(198)	(536)	(550)
GROSS OPERATING INCOME	**146**	**139**	**413**	**386**
Amortisation, depreciation and write-downs	(65)	(66)	(194)	(186)
OPERATING INCOME	**81**	**73**	**219**	**200**
Financial expenses, net	(15)	(6)	(33)	(21)
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	66	67	186	179
Extraordinary expenses, net	(1)	–	(1)	–
INCOME BEFORE INCOME TAXES	**65**	**67**	**185**	**179**
Income taxes	(16)	(17)	(46)	(45)
NET INCOME BEFORE MINORITY INTEREST	**49**	**50**	**139**	**134**
Minority interest	(1)	(1)	(1)	(3)
NET INCOME	**48**	**49**	**138**	**131**
CASH FLOW (Net income + Depreciation and amortisation)	113	115	332	317

RECLASSIFIED CONSOLIDATED INCOME STATEMENT
BY
DESTINATION OF COSTS

(million euros)

	Third quarter 2003	Third quarter 2004	First nine months 2003	First nine months 2004
Revenues	1,135	1,158	3,003	3,069
Production costs	(988)	(1,017)	(2,581)	(2,668)
Idle costs	(19)	(20)	(60)	(58)
Selling expenses	(16)	(16)	(52)	(52)
Research and development costs	(2)	(3)	(6)	(6)
Other operating income, net	–	–	1	2
CONTRIBUTION FROM OPERATIONS	**110**	**102**	**305**	**287**
General and administrative expenses	(29)	(29)	(86)	(87)
OPERATING INCOME	**81**	**73**	**219**	**200**
Financial expenses	(16)	(11)	(42)	(33)
Income from investments	1	5	9	12
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**66**	**67**	**186**	**179**
Extraordinary expenses, net	(1)	–	(1)	–
INCOME BEFORE INCOME TAXES	**65**	**67**	**185**	**179**
Income taxes	(16)	(17)	(46)	(45)
NET INCOME BEFORE MINORITY INTEREST	**49**	**50**	**139**	**134**
Minority interest	(1)	(1)	(1)	(3)
NET INCOME	**48**	**49**	**138**	**131**
CASH FLOW (Net income + Depreciation and amortisation)	**113**	**115**	**332**	**317**

82.4776



Eni GROUP

Saipem

Six-monthly Report

at 30th June

2004

82.4776

Mission statement

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.
We entrust our competent and multi-local teams to provide sustainable development for our company and the communities in which we operate.

Our core values

Commitment to safety, integrity, openness, flexibility, integration commitment, innovation, quality, competitiveness, teamwork, humility, internationalisation

Saipem is a subsidiary of Eni S.p.A.

82.4776

Eni GROUP Saipem

Six-monthly Report

at 30th June

2004

contents

interim results

In the first half 2004, the Saipem Group attained positive results with market conditions showing signs of recovery in the Drilling sectors in addition to healthy levels of activity in the Offshore Construction sector.
The phenomenon that continued to adversely affect both Saipem's results and profit levels throughout the first half 2004 was the weakness of the US Dollar versus the Euro. In particular, results for the first half 2004 can be summed up as follows:

- total revenues exceeded 1.9 billion euros,
- cash flow amounted to over 200 million euros,
- net income stood at 82 million euros.

The Offshore Construction sector accounted for 61% of revenues and 51% of overall contributions from operations; this underpins Saipem's competitive positioning in terms of both excellence and efficiency that the Group has achieved in this sector; Onshore Construction accounted for 15% of revenues and 12% of contributions from operations; the Drilling sectors, having experienced difficult market conditions, generated 11% of revenues and 23% of contributions from operations; the following sectors Liquefied Natural Gas (LNG), Maintenance, Modification and Operation (MMO) and Leased FPSO accounted for the remaining 13% of revenues and 14% of contributions from operations.
Following distribution of dividends and buy-back of treasury shares for allocation to the stock-options and stock grant schemes, net debt stood at 1,009 million euros.

The following events were of particular importance:
- the Group was awarded new contracts amounting to 1,934 million euros (of which 1,122 million in the Offshore Construction sector);
- Saipem's distinctive capabilities and technologically advanced vessels enabled the company to successfully complete the oil recovery operations from the wreck of the tanker "Prestige";
- upgrade works were carried out on the semi-submersible platform Scarabeo 3 and the Jack-up Perro Negro 3, enabling them to carry out two projects in Nigeria and India; both vessels are currently fully operational;
- investment continued in the operating bases in areas deemed of greater strategic interest in the medium term, namely Nigeria, Angola and Kazakhstan.

Results in the first half of the year confirm that the industrial model chosen by the Saipem Group, based on a strong, technologically advanced fleet in addition to distinctive engineering and project management expertise, affords the Group a competitive edge in the market both for the supply of specialised services and the execution of turnkey projects in frontier areas.

Saipem Group structure


Saipem S.p.A.
Saipem International B.V.
European Marine Investments Ltd.
Energy Maintenance Services S.p.A.
Saipem Energy International S.p.A.
Sonsub S.p.A.
Intermare Sarda S.p.A.
Saipem s.a.
Saipem Holding France s.a.s.
Global PetroProjects Services A.G. S.A.
Saipem Asia Sdn. Bhd.
PT Saipem Indonesia
Saipem Mediterranean Services Llc.
Saipem do Brasil Serviços de Petrolio Ltda
Sonsub A/S
Sonsub International Pty. Ltd.
Saipem Contracting (Nigeria) Ltd.
Saipem (Malaysia) Sdn. Bhd.
Saipem Aban Drilling Co. Pvt. Ltd
Saipem UK Ltd.
European Marine Contractors Netherland B.V.
ERS Equipment Rental & Services B.V.
Saipem (Portugal) Gestão de Participações SGPS S.A.
Sonsub Inc.
Petrex S.A.
ER SAI Caspian Contractor Llc.
Saipem (Nigeria) Ltd.
Saipar Drilling Company B.V.
Sonsub Ltd.
SaudiArabian Saipem Ltd.
European Marine Contractors Ltd.
European Marine Contractors Llc.
SB Construction & Marine Services B.V.
Saipem Inc.
Petro-Marine/BCI Engineering Inc.
Saipem Perfurações e Construções Petrolíferas America do Sul Ltda.
Saipem (Portugal) Comércio Marítimo Lda.
Saipem Luxembourg S.A.
SAIR Construções Mecanicas de Estruturas Marítimas Lda.
FPSO - Firenze Produção de Pétroleo Lda.
Liperdiz Costrução de Estruturas Marítimas Unipessoal Lda.
FPSO - Mystras Produção de Pétroleo Lda.
FPSO - Mystras (Nigeria) Ltd.
Moss Maritime A/S
Moss Arctic Offshore A/S
Moss Maritime Inc.
Moss Offshore A/S
Entreprise Nouvelle Marcellin s.a.
Guandong Contractor s.n.c
Dalia Floater Angola s.n.c
Camom s.a.
Canalisations Tuyauteries Soudées s.a.
Boscongo s.a.
Delong Hersent Unipessoal Lda.
Petromar Lda.
Camom Gesellschaft GMBH
Nissco Ltd.
BOS Ltd.
Hazira Marine Engineering & Construction Management Pvt. Ltd.
Servicios de Constructiones Caucedo s.a.
BOS-UIE Ltd.
Stargulf FZCO
BOS Shelf Ltd. Society
Sofresid s.a.
Sofresid Engineering
Saipem Algérie s.a.
PT Sofresid Indonesia Lt.
BOS Corp Inc.
Doris USA Inc.
Offshore Design Engineering Ltd.
Saipem India Project Services Ltd.
TSS Dalia s.n.c
SAS Port de Tangar S.A.S.U.
Société pour la réalisation du Port de Tanger Mediterranée
SN Technigaz s.a.
TBE Ltd
STTS s.n.c.
Saibos s.a.s.
Saibos Akogep s.n.c
Saibos Construções Marítimas Lda.
Saibos FZE
Upstream Constructors International FZCO
BOS Italia S.r.l.
Starstroi Llc.
Katran-K Llc.
Services et Equipements Gaziers et Petroliers s.a.
Société de Construction d'Oleoducts s.n.c.
Hazira Cryogenic Engineering & Construction Management Pvt. Ltd.

Saipem

Eni GROUP

Directors' report

Saipem S.p.A. share performance

During the first half 2004, the value of Saipem S.p.A. ordinary shares, quoted on the Milan Stock Exchange, increased by 16.3%, from 6.459 euros at the end of 2003 to 7.514 euros at 30th June 2004. Moreover, on 24th May 2004, a dividend of 0.148 euros per share (0.178 euros per savings share) was distributed to shareholders.

In the first quarter 2004, the Saipem share price benefited from prospects of increased investments by the oil companies and was further boosted by the company's reporting of positive 2003 results and expectations for 2004 slightly higher than forecast.
The constant fear of terrorist attacks, following the March bombing in Spain, and the difficult international situation have affected the second quarter and had widespread negative repercussions on global stock market indices, which were only partially compensated for by moderate optimism of an economic recovery. Within this scenario, Saipem's share performance bucked the market trend, thanks to the high level of new contract awards and the positive outlook for the sector in which the company operates, deriving partly from the continued tensions relating to oil prices.

The volume of shares traded during the first half of the year totalled approximately 524 million, almost double the 269 millions of the first half of 2003, with a total value of 3,873 million euros versus 1,620 million euros in the same period 2003. This underpins the increase in share liquidity, a trend which first materialised in the second half 2003.

Saving shares, representing a very limited number when compared to ordinary shares, recorded an 11.7% increase in value, rising from 6.98 euros at the end of 2003 to 7.8 euros at 30th June 2004.

Share prices on the Milan stock exchange

(prices are in €)

	2000	2001	2002	2003	1st half 2004
Ordinary Shares (*)					
maximum	7.19	7.60	7.66	7.31	8.28
minimum	3.21	4.16	4.68	5.24	6.16
average	5.43	6.22	6.41	6.30	7.32
price at half-year end	5.93	5.49	6.40	6.46	7.51
Savings Shares (**)					
maximum	7.19	7.49	13.71	7.48	8.59
minimum	3.30	5.32	5.05	5.80	6.60
average	5.43	6.51	7.38	6.71	7.63
price at half-year end	5.80	5.32	7.19	6.98	7.80

(*) at 30th June 2004 - no. 440,744,132 ordinary shares
(**) at 30th June 2004 - no. 214,268 savings shares convertible to ordinary shares at par, no time restrictions.



Saipem share value in euros
Saipem
MIB 30
MIB 30 index
1999
2000
2001
2002
2003
2004
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000

FINANCIAL TERMS

Leverage: the degree to which the company is utilising borrowed money. It is the ratio between net financial debt and shareholders' equity inclusive of minority interest.

Contribution from operations: Operating Income before general and administrative expenses.

Roace: return on average capital employed. The ratio between net income before minority interest plus after-tax net financial expenses deriving from net financial debt, over average net capital employed.

OPERATIONAL TERMS

Conventional waters: depth of up to 500 metres.

Deep waters: depths of over 500 metres.

Buckle detection: System that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

Bundles: bundles of cables.

Commissioning: series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

Concrete coating: subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion

Deck: area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Dynamically Positioned Heavy Lift Vessel: Vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

EPC (Engineering, Procurement, and Construction): a type of contract typical of the onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): a type of contract typical of the offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start up of operations.

Facilities: auxiliary services, structures and installations required to support the main systems.

Floatover: type of module installation onto offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.

Hydrotesting: Operation involving high pressure (higher than operational pressure) water being pumped into a pipeline to ensure that it is devoid of defects.

Jacket: platform underside structure fixed to the seabed using piles.

Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations

J-laying: Method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble a 'J'. This configuration is suited to deep-water pipe laying.

LNG: liquefied natural gas is obtained by cooling down natural gas to minus 160°C. at normal pressure Gas is liquefied to make it facilitate its transportation from the place of extraction to that of processing and/or utilisation. A tonne of LNG equates to 1,400 cubic metres of gas.

Midstream: Sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

Mooring buoy: offshore mooring system.

Offshore/Onshore: The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Pile: long and heavy steel pylon driven into the sea bed; a system of piles is used as foundation for anchoring a fixed platform or other offshore structures.

Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from the water pressure.

Pre-commissioning: comprises pipeline washing out and drying.

Pre-drilling template: support structure for a drilling platform.

Pulling: minor operations on oil wells due to maintenance or marginal replacements.

Riser: manifold connecting the subsea wellhead to the surface.

ROV (Remotely operated vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

S-laying: Method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble an 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water laying.

Spar: floating production system, anchored to the seabed through a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

SURF facilities: pipelines and equipment connecting the well or subsea system to a floating unit.

Template: rigid and modular subsea structure where the oilfield well-heads are located.

Tendons: pulling cables used on tension leg platforms used to ensure platform stability during operations.

Tension leg platform (TLP): Fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra-deep waters.

Topside: portion of platform above the jacket.

Umbilical: Flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

New contracts and backlog

New contracts awarded to the Saipem Group during the first half 2004 (million €)

Year 2003			First half 2003		First half 2004	
Value	%		Value	%	Value	%
817	19	Saipem S.p.A.	608	24	252	13
3,481	81	Group companies	1,922	76	1,682	87
4,298	**100**	**Total**	**2,530**	**100**	**1,934**	**100**
2,536	59	Offshore Construction	1,628	64	1,122	58
247	6	Offshore Drilling	200	8	40	2
11	-	Leased FPSO	11	-	9	1
862	20	Onshore Construction	326	13	319	16
176	4	Onshore Drilling	49	2	37	2
273	6	L.N.G.	213	9	213	11
193	5	M.M.O.	103	4	194	10
4,298	**100**	**Total**	**2,530**	**100**	**1,934**	**100**
50	1	Italy	11	-	73	4
4,248	99	Abroad	2,519	100	1,861	96
4,298	**100**	**Total**	**2,530**	**100**	**1,934**	**100**
255	6	Eni Group	183	7	306	16
4,043	94	Third parties	2,347	93	1,628	84
4,298	**100**	**Total**	**2,530**	**100**	**1,934**	**100**

In the first half 2004, the Saipem Group was awarded new contracts totalling 1,934 million euros (2,530 million euros in the same period 2003).
58% of all contracts awarded are in the Offshore Construction sector, 16% in the Onshore Construction sector, 2% in both the Offshore and Onshore Drilling sectors, 11% in the Liquefied Natural Gas sector, 10% in Maintenance, Modification and Operation and 1% in Leased FPSO.
New contracts to be carried out outwith Italy make up 96% and contracts awarded by Eni Group companies amounted to 16% of the overall figure. Finally, orders awarded to the parent company Saipem S.p.A. amounted to 13% of the overall total.
The reduction in terms of new contracts in the Offshore Construction sector is due to the fact that the Saipem Group is now mainly focused on EPIC type contracts, for which lengthy and labour-intensive tender processes are required in view of the size and technical complexity of such projects. Therefore, the intensive commercial effort carried out in one year may only materialise in the following year, thereby creating significant discrepancies in terms of new contracts awarded.

New contracts by geographical areas


Italy
North Africa
West Africa
64
73
392
Americas
57
652
Rest of Asia
93
C.S.I.
603
Rest of Europe

Saipem Group -Order backlog at 30th June 2004 (million €)

30.06.2003 Value	%		31.12.2003 Value	%	30.06.2004 Value	%
2,083	36	Saipem S.p.A.	1,406	27	1,067	20
3,737	64	Group companies	3,819	73	4,181	80
5,820	**100**	**Total**	**5,225**	**100**	**5,248**	**100**
3,871	67	Offshore Construction	3,265	62	3,216	61
597	10	Offshore Drilling	499	10	399	8
164	3	Leased FPSO	142	3	127	2
599	10	Onshore Construction	776	15	817	16
147	3	Onshore Drilling	179	3	138	3
366	6	L.N.G.	318	6	434	8
76	1	M.M.O.	46	1	117	2
5,820	**100**	**Total**	**5,225**	**100**	**5,248**	**100**
37	1	Italy	19	-	35	1
5,783	99	Overseas	5,206	100	5,213	99
5,820	**100**	**Total**	**5,225**	**100**	**5,248**	**100**
972	17	Eni Group	525	10	500	10
4,848	83	Third Parties	4,700	90	4,748	90
5,820	**100**	**Total**	**5,225**	**100**	**5,248**	**100**

At 30th June 2004, the order backlog had reached 5,248 million euros, a slight increase versus 31st December 2003.
Breakdown of activities by sector is as follows: 61% in Offshore Construction, 16% in Onshore Construction, 8% in Offshore Drilling and Liquefied Natural Gas, 3% in Onshore Drilling, 2% in Leased FPSO and Maintenance Modification and Operation.
The parent company, Saipem S.p.A., accounts for 20% of the total order backlog. Almost all orders are on behalf of overseas clients, whilst orders from Eni Group companies represent 10% of the overall figure.

Backlog by geographical area



Italy
35
North Africa
598
West Africa
1,612
Rest of Asia
1,137
119
Americas
854
893
Rest of Europe
C.S.I.

Capital expenditure

Capital expenditure by Saipem Group companies in tangible and intangible fixed assets during the first half 2004 amounted to 88 million euros (133 million in the first half 2003) and consisted mainly of the following: upgrading works on the semi-submersible drilling platforms Scarabeo 3, Scarabeo 4 and the jack-up Perro Negro 3; the purchase of plant and equipment required to carry out the Sakhalin project in Russia; the development of a fabrication yard in Kazakhstan and the expansion of the yards in Angola and Nigeria.

The following table provides a breakdown of capital expenditure:

(million €)

Year 2003		First half 2003	First half 2004
44	Saipem S.p.A.	29	10
228	Other Group Companies	104	78
272	**Total**	**133**	**88**
87	Offshore Construction	48	35
73	Offshore Drilling	31	27
55	Leased FPSO	36	1
29	Onshore Construction	6	12
6	Onshore Drilling	3	3
5	Liquefied Natural Gas	4	4
4	Maintenance, Modification and Operation	-	-
13	Other	5	6
272	**Total**	**133**	**88**
10	Acquisition of company interests	3	5
207	Technical	94	82
55	FPSO	36	1
272	**Total**	**133**	**88**

Details of capital expenditure for the individual business sectors are provided in the paragraphs to follow.
"Other" capital expenditure refers to investments carried out at Head office and other premises and is mainly attributable to the implementation of the new group-wide integrated IT system SAP R3i at subsidiary companies.

Offshore Construction

Year 2003		First half 2003	First half 2004
	Subsea pipelines laid (km)		
1,409	- Abroad	426	659
1,409	**Total km**	**426**	**659**
	Structures installed (tons)		
118,211	- Abroad	52,424	78,020
118,211	**Total tons**	**52,424**	**78,020**

General overview

The Saipem Group possesses a strong, technologically advanced and highly versatile fleet in addition to a comprehensive spread of sector-leading engineering and project management expertise.
These unique capabilities and competences, together with a long-standing presence in strategic frontier markets comprise an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation and Construction) projects.
Amongst the semi-submersible fleet equipped with the most advanced state-of-the-art technologies, the vessel most worthy of note is Saipem 7000 thanks to its dynamic positioning system, 14,000-tonne lifting capacity and its capability to lay subsea pipelines in ultra deep waters using the "J-lay" system, which can handle a suspended load of up to 1,450 tons during pipelay operations. Other vessels include Castoro Sei, capable of laying large diameter subsea pipelines; the Field Development Ship (FDS), a special purpose vessel used in the development of deep water fields, equipped with a dynamic positioning system and a 600-tonne lifting capacity crane, in addition to a vertical pipelaying system able to work in water depths of up to 2,000 metres and the vessel Saipem 3000, capable of laying flexible pipelines and installing umbilicals and mooring systems in deep waters and installing subsea structures of up to 2,000 tons.
Saipem also boasts a strong position in the subsea market, operating highly sophisticated and technologically advanced vehicles, such as subsea ROVs (Remotely Operated Vehicles), i.e. purposely-equipped robots, able to carry out complex deep-water pipeline interventions.
Group companies operating in the Offshore Construction sectors, in addition to the parent company, are: Saipem s.a., its direct subsidiaries Saibos Construções Maritimas, Bos Congo, Petromar, StarGulf, PT Sofresid Indonesia and its associated companies Bos Shelf and Offshore Design Engineering. Also: Saipem U.K., Saipem Inc., Saipem Malaysia, Saipem Asia, PT Saipem Indonesia, Saipem Luxembourg, Saipem (Portugal) Comércio Marítimo Lda, Sonsub, Intermare Sarda, Saipem Contracting (Nigeria), Saipem Energy International S.p.A., ERS Equipment Rental & Services, Saipem Mediterranean Services, Moss Maritime and Petro-Marine/BCI.

Market conditions

During the first half of the year, the Offshore Construction sector maintained the positive levels of activity experienced in 2003.
The large-diameter pipeline segment continued its encouraging trend, albeit with a few delays due to the postponement of important projects in the North Sea which should materialise in 2005.

The Asia Pacific area underwent sustained development, with regard to both the large and small diameter pipeline segments, in essentially conventional waters.
Large project in deep waters and remote areas experienced a slow-down in the first half of 2004, due largely to political and institutional problems. However, several large projects are due for award in the second half of the year, mainly in West Africa and the Caspian Sea.

New contracts

The most important contracts awarded to the Saipem Group during the first half 2004 were:

- on behalf of Dolphin Energy Ltd, three EPIC-type contracts in Qatar, comprising engineering, procurement, transport and installation of a gas export pipeline linking Ras Laffan to the onshore terminal of Taweelah, all associated facilities at Taweelah and two subsea pipelines connecting the platform well-heads to the onshore terminal at Ras Laffan;
- on behalf of Hong Kong Electric Company Ltd, the EPIC-type "Lamma" contract in China, comprising engineering, procurement, transport and installation of a subsea gas export pipeline linking the Guangdong regasification terminal in China to Lamma Island off the coast of Hong Kong;
- on behalf of CNR International (Côte d'Ivoire) s.a.r.l., the EPIC-type "Espoir" contract in the Ivory Coast, comprising engineering, procurement, construction, commissioning, transport and installation of a wellhead and associated facilities, in addition to three flowlines and associated flexible risers, connecting spools and necessary pipelines;
- on behalf of Norsk Hydro, the "Ormen Lange" project in the Norwegian sector of the North Sea, comprising transport and installation of two subsea pipelines at depths of approximately 900 m;
- on behalf of Repsol YPF (Yacimientos Petroliferos Fiscales), appointed by the Spanish Government, the contract for the recovery of the crude oil trapped in the tanks of the wreck "Prestige", which sank off the coast of Galicia, Spain;
- on behalf of PTT Public Company Ltd, an EPIC-type project for the "Third Transmission Pipeline for Offshore Platform System" in Thailand, comprising engineering, procurement, construction, transport and installation of production facilities (jacket, tripods, flare booms and topsides). The project was acquired in consortium with Sembawang Singapore;
- on behalf of IOOC (Iranian Offshore Oil Company) the EPIC-type project "Sirri-Queshm" in Iran, comprising engineering, procurement and installation of a subsea pipeline). The project was acquired in consortium with Gulmar Offshore Middle East and the Iranian company PIDEC (Petrochemical Design and Engineering Company);
- on behalf of Shell UK Exploration and Production, the "Brent Decommissioning" project in the British sector of the North Sea, comprising the removal of offshore facilities (flare, anchor) and their subsequent transfer onshore.
- on behalf of Eni S.p.A. Gas & Power, the "Sircos" project, comprising engineering, procurement, construction and testing of a system for the repair of subsea pipelines in ultra deep waters.

Capital expenditure

The most significant investments in this sector include:
- works carried out at the operating bases in West Africa: specifically, the expansion and refurbishment of the Romoulomeni Yard situated in the Niger delta in Nigeria to enable it to carry out fabrication of modules for offshore platforms and to be used as a logistical base to support local operations; also, works are progressing on the construction of the new Soyo yard, in Angola, due to carry out fabrication of structures and modules for contracts under execution;
- works are progressing on the construction of a new operating base in Kuryk on the shores of the Caspian Sea, in Kazakhstan, due to be used for the fabrication of offshore structures and as a logistical base for operations in the area;
- upgrading and maintenance works to the main vessels of the fleet.

Work performed

Activities in the first half 2004 consisted in the laying of approximately 659 km of pipelines and the installation of 78,020 tons of plant and equipment. Main projects included:

In Libya, Saipem S.p.A. carried out the following operations:
- engineering and procurement activities of materials and equipment for the EPIC project **NC41 Platform (Sabratha)** on behalf of Eni Gas B.V. were completed. Project management operations are ongoing as is the fabrication of the jacket, accommodation deck and the flare stack, whose installation is expected during the second half 2004. The contract is being carried out by a consortium comprising Saipem S.p.A. (leader) and Hyundai Heavy Industries and includes assistance with platform operations for the first six months;
- engineering and procurement activities for materials on the EPIC project **NC41 Sealines (Bahr Essalam)** on behalf of Eni Gas B.V. were completed. Operations involving the pipelines and pre-fabrication of the subsea valves have been completed; subsea pipelaying operations are underway by means of the semi-submersible pipelay vessel Castoro Sei;
- installation and testing of a subsea gas trunkline have been completed for the **Green Stream (LGTS)** project, on behalf of Greenstream B.V., for the transport of gas from Libya (Mellitha) to Sicily (Gela). Pre-commissioning operations as well as additional stabilisation works for the subsea trunkline are ongoing.

In the Far East, the following works were carried out:
- the EPIC project **Peciko Phase 4** on behalf of TOTAL Indonesie is nearing completion. The offshore scope of work comprises the installation of two platforms, in addition to the laying and trenching of seven subsea pipelines, totalling 57 kilometres in length. Offshore operations are being carried out by the derrick lay barge Castoro II, the trench barge Castoro 10 and the dynamically positioned derrick and pipelay vessel Saipem 3000 off the coast of East Kalimantan (Indonesia);
- the **Peciko Repair** project on behalf of TOTAL Indonesie is nearing completion. Offshore works entail the replacement of two pipelines, approximately 25 kilometres in total, and will be carried out by the derrick lay barge Castoro II and the trench barge Castoro 10;
- pipelaying activities have begun on the **TTM Pipeline** project on behalf of T.T.M. (Trans Thai-Malaysia) Ltd. in Thailand, which comprises the laying of a subsea pipeline and related pre-commissioning activities by means of the semi-submersible pipelay vessel Semac 1, the derrick lay barge Castoro II and the trench barge Castoro 10;
- survey and trenching activities were completed as part of the **Bayu-Darwin Pipeline** project in Australia on behalf of Conoco Phillips Pipeline Australia Pty Ltd, compris-

ing engineering, procurement, transport, installation and all pre and post installation activities for a subsea pipeline;
- the **Bass Gas Yolla** project was completed in Australia on behalf of Clough Engineering Ltd. / Origin Energy; it comprised the transport and installation of a flowline in the Yolla field situated between Australia and Tasmania;
- project management, engineering and procurement activities are ongoing for the EPIC-type **Bongkot** Field Development Phase 3 project in Thailand on behalf of PTT Exploration and Production Public Company Ltd,, comprising engineering, procurement, construction, transport and installation of a platform, various subsea pipelines and associated facilities;
- the project team was mobilised and procurement and installation engineering activities are progressing for the EPIC-type **Lamma** project in China on behalf of Hong Kong Electric Company Ltd. Offshore works will be carried out by the trench barge Castoro 10;
- project management, engineering and concrete pipe coating operations are underway as part of the EPIC-type **Sakhalin II Pipelines** project in Russia on behalf of Sakhalin Energy Investment Company Ltd. (SEIC), comprising engineering, procurement, installation and construction of a pipeline system connecting the Lunskoye and Pitun-Astkhskoye platforms to the island of Sakhalin;
- project management and engineering work began for the **Sakhalin II Topsides** project in Russia on behalf of Samsung Heavy Industries, comprising the transport and installation of topsides for the Lunskoye and Piltun-Astkhskoye B platforms, the latter being the largest platform ever installed with the float-over method.

In West Africa, Saibos Construções Marítimas Lda. carried out the following operations:
- activities in Nigeria have been completed on the **Okpoho** project on behalf of Agip Energy Natural Resources Ltd, comprising engineering, provisioning, construction and commissioning of an offshore platform. The first phase of the project involving the construction of the platform was carried out by Intermare Sarda S.p.A. and Saipem Contracting (Nigeria) Ltd.; installation was performed by Saibos Construções Marítimas Lda., utilising the derrick pipelay vessel Castoro Otto;
- installation activities for Part A and engineering and procurement for Part B are underway for the EPIC project **Kizomba-A and B** in Angola on behalf of Exxon-Mobil. The project aims at developing two subsea fields by laying flowlines, installing risers, minor lines and umbilicals at depths of up to 1,000/1,250 metres. For this project, newly developed engineering concepts patented by Saibos involving deepwater risers, will be utilised for the first time. The project will be carried out by the specialised FDS vessel;
- engineering and procurement activities are progressing on the EPIC project **East Area EPC2** on behalf of Exxon Mobil in Nigeria; the project comprises engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines. The project will be carried out utilising the derrick pipelay vessel Castoro Otto and the work lay barge Saibos 230;
- construction operations have started on the EPIC project **Amenam 2** in Nigeria on behalf of TotalFinaElf, comprising engineering, procurement, construction of a platform and its installation utilising the 'float-over' method. The contract will be performed in joint venture with Technip-Coflexip (30%).

In the North Sea, Saipem UK carried out the following works utilising the vessel Saipem 7000:
- the **Clair** project on behalf of BP in the British sector, involving installation of a platform;
- the initial stages of the **Buzzard Platform** project on behalf of Encana U.K., in the British sector, comprising the transport and installation of three jackets, two decks, a wellhead deck and two gangways;
- the initial stages of the **Dan Maersk** project on behalf of Maersk Oil, in the Danish sector, comprising the transport and installation of a platform.

In the North Sea, the following works were carried out utilising the vessel Castoro Sei:
- the initial stages of the **Buzzard Sealine** project on behalf of Encana U.K., in the British sector, comprising the construction of subsea structures for a twin pipeline system;
- engineering works for the **Rhum** project on behalf of BP Exploration Operating Company, in the British sector, comprising the laying of a subsea pipeline due to transport gas from the Rhum field to the Bruce platform in the North Sea.

On behalf of A.I.O.C. (Azerbaijan International Operating Company), activities involving the transport and installation of a drilling template have been completed as part of the **Full Field Development Phase 1** project, comprising transport and installation of a template, a drilling platform, which was completed in 2003, and a production platform. Engineering activities have also begun on Phase 2 of the project, named **West Azeri & East Azeri Platform**, whose scope of work comprises the installation of three drilling templates and two platforms in the Azeri-Chirag-Gunashli field.

On behalf of Eni Iran B.V. pre-commissioning and hydrotesting activities are progressing as part of the **South Pars 4&5** project, in Iran. The project comprises construction and installation of two 100 km subsea pipelines linking the gas production platforms "SPD-5" and "SPD-6" to the onshore Gas Plant located in Assaluyeh. The contract is being performed by the consortium formed by Saipem S.p.A. (leader) and the Iranian company Sadaf.

On behalf of IOOC (Iranian Offshore Oil Company), engineering and procurement activities are nearing completion on the **Sirri - Kish Pipeline** project in Iran, comprising procurement, pipelaying and commissioning of a pipeline transporting gas from the island of Sirri to that of Kish. The contract is being performed by a consortium formed by Saipem S.p.A., Gulmar Offshore Middle East and the Iranian company PIDEC (Petrochemical Design and Engineering Company).

On behalf of Repsol YPF (Yacimientos Petroliferos Fiscales), which was appointed by the Spanish Government, the contract for the recovery of the crude oil trapped in the tanks of the wreck **Prestige**, which sank off the coast of Galicia, Spain. Oil recovery operations will reach completion in the fourth quarter 2004.

On behalf of Conoco Inc., engineering activities are progressing on the second phase of the **Magnolia Deepwater** project in the Gulf of Mexico; the project involves construction, transport and installation of eight piles, in addition to transport and installation of tendons and facilities for the Tension Leg Platform at water depths of up to 1,400 metres. The project will utilise the vessels Saipem 7000 and Saipem 3000.

In addition to projects performed by Saibos and its participation to Group's engineering and project management activities, Saipem s.a., directly or through several direct subsidiaries, carried out the following works:
- completion of the fabrication for the hull, as part of the EPIC-type project Erha, on behalf of Exxon Mobil, involving the engineering, procurement, construction, transport and commissioning of an FPSO installation on the **Erha** field in Nigeria;
- construction of the deck for the EPIC-type project **Yoho** in Nigeria, on behalf of Mobil Producing Nigeria Unlimited, involving project management, engineering, procurement, construction, transport, installation and commissioning of the Yoho platform;
- construction of the template for the **Central Azeri** project on behalf of A.I.O.C. (Azerbaijan International Operating Company) in Azerbaijan, comprising the construction of two jackets and a template. Works have also begun on Phase 2 of the **West Azeri & East Azeri** project with the same scope of works as the previous phase;
- engineering and procurement for the EPIC-type Dalia project on behalf of TotalFinaElf E&P, in Angola, comprising engineering, procurement, construction and assembly of the topsides for the FPSO system due to operate in the **Dalia** field. The

contract was awarded in joint venture with Technip-Coflexip, Stolt Offshore and the Korean companies Samsung HI and DSME.

Offshore Construction fleet at 30th June 2004

Saipem 7000	Semi-submersible Pipelay and D.P. Derrick vessel capable of lifting structures of up to 14,000 tons and of "J-laying" pipelines at depths of up to 3,000 metres.
Saibos FDS	Multi-purpose mono-hull dynamically positioned crane and pipelay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipe in "J-lay" configuration and lifting structures of up to 600 tons.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Mono-hull derrick pipelay ship capable of laying pipes of up to 60" diameter and lifting structures of up to 2,200 tons.
Saipem 3000	Mono-hull derrick pipelay ship capable of laying rigid and flexible pipes in deep waters and lifting structures of up to 2,000 tons.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and works on platforms.
Semac1 (Bar 420)	Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters.
Castoro II	Derrick lay barge capable of laying pipe of up to 60" diameter and lifting structures of up to 1,000 tons.
Castoro 10	Trench barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Bos 355	Derrick lay barge capable of laying pipe up to 45" diameter and lifting structures of up to 600 tons.
Crawler	Derrick lay barge capable of laying pipe up to 60" diameter and lifting structures of up to 540 tons.
Saibos 230	Work barge equipped with a mobile crane for piling, marine terminals and fixed platforms
Castoro XI	Heavy-duty cargo barge.
Castoro 9	Launch cargo barge, for structures of up to 5,000 tons.
S42	Launch cargo barge, for structures of up to 8,000 tons.
S44	Launch cargo barge, for structures of up to 30,000 tons.
S45	Launch cargo barge, for structures of up to 20,000 tons.
Bos 600	Launch cargo barge, for structures of up to 30,000 tons.
Saibos 103	Lightweight cargo barge.

Offshore Drilling

Year 2003		First half 2003	First half 2004
	metres drilled		
128,839	- Abroad	70,949	59,701
128,839	**Total**	**70,949**	**59,701**
	wells drilled		
56	- Abroad	33	35
56	**Total**	**33**	**35**

General overview

During the first half 2004, the Group operated in the Offshore Drilling sector in West and North Africa, the Persian Gulf, Norway, Peru and India. Amongst the Group's fleet, the following vessels are of particular interest: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres. Besides Saipem S.p.A., other Group companies operating in this sector are: Saipem Nigeria, with headquarters in Lagos, presiding over the strategic area of West Africa; Petrex S.A., operating in South America; Saudi Arabian Saipem Ltd., operating in the Persian Gulf; and Saipem (Portugal) Comércio Marítimo Lda, which manages all drillships, apart from Scarabeo 5, managed by Saipem S.p.A. Sonsub also operates in this Sector, supporting operations with its remotely operated vehicles (ROVs).

Market overview

The offshore drilling sector continued to be rather weak, albeit signs of recovery have been emerging mainly in frontier areas.
The following segments experienced the highest utilisation rates: the jack-up segment, driven by the significant growth in the gas market and vessels operating in ultra deep waters, i.e. semi-submersibles and drillships, equipped with the dynamic positioning system. Operations by conventional semi-submersible vessels remained weak. Latin America ranked amongst the most stable areas, especially the Mexican sector of the Gulf of Mexico and Brazil, whereas the Middle East showed strong demand in the jack-up sector.
In West Africa, hire rates were high in the deepwater segment, both in terms of semi-submersibles and drillships, whilst widespread weakness affected the conventional compartment both for jack-ups and semi-submersibles.
Finally the North Sea bore out a contraction trend in semi-submersible operations, which was counteracted by the positive performance of the jack-up segment.

New contracts

The most significant contracts awarded during the period were:
- on behalf of Addax, the eighteen-month lease, plus the option of a further six months, of the semi-submersible platform Scarabeo 3 in Nigeria;
- on behalf of Total, the fifteen-month lease extension of the 5820 installation in Libya;
- on behalf of Petrotech, the two-year lease of a workover rig.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:
- upgrade works to the semi-submersible platform Scarabeo 3 to enable it to carry out a project in Nigeria on behalf of Addax;
- upgrade works to the semi-submersible platform Scarabeo 4 to enable it to carry out a project in Nigeria on behalf of NAOC;
- upgrade works to the jack-up Perro Negro 3 to enable it to carry out a project in India on behalf of GSPC (Gujarat State Petroleum Company);
- investments carried out to the fleet, to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities in the first half 2004 consisted of the drilling of 35 wells, totalling approximately 59,701 metres drilled.

The deep-water drillship **Saipem 10000**, completed operations on behalf of NAE (Nigerian Agip Exploration Ltd) on the ABO field in Nigeria and subsequently transferred to Congo, where it performed the drilling of a well on behalf of TotalFinaElf, and to Morocco carrying out drilling activities on behalf of Vanco. The drillship is currently on its way to Congo, where it will again operate on behalf of TotalFinaElf.

The semi-submersible platform **Scarabeo 3**, having undergone structural repairs at the beginning of the year in Cameroon, started drilling operations off the Nigerian coast on behalf of Addax, as part of an eighteen-month contract.

The semi-submersible platform **Scarabeo 4** was inactive throughout the semester, in order to carry out preparatory works for a contract on behalf of NAOC in Nigeria.

The semi-submersible platform **Scarabeo 5** continued HP/HT (high pressure/high temperature) drilling operations off the coast of Norway on behalf of Statoil as part of a three-year contract.

The semi-submersible platform **Scarabeo 6**, having undergone client-specific upgrade works at the beginning of the year, started operations in Egypt as part of an eighteen-month contract on behalf of Burullus Gas Company.

The semi-submersible platform **Scarabeo 7** continued operations on the Erha field in Nigeria, as part of a three-year contract on behalf of Exxon Mobil Nigeria.

The jack-up **Perro Negro 2** continued drilling activities in the Persian Gulf on behalf of Saudi Aramco.

The jack-up **Perro Negro 3**, having completed upgrade works in the United Arab Emirates, was transferred to Indian waters to perform drilling and workover operations on behalf of GSPC (Gujarat State Petroleum Company).

The jack-up **Perro Negro 4** continued to perform workover operations on behalf of Petrobel in the Gulf of Suez, as part of a contract due to end in November 2004.

The jack-up **Perro Negro 5** was inactive throughout the period in Cameroon.

The self-lift platform **Shahid Rajaie**, owned by NIDC (National Iranian Drilling Contractor) but managed by Saipem, continued drilling operations in Iranian waters on behalf of Eni Iran B.V.

In April, the **package 5820** installation started operations on behalf of TotalFinaElf, as part of a one-year contract, with two options for a further year each, in Libyan waters.

In Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo S.A.

In Libya, maintenance operations are continuing on the fixed platforms **DP3** and **DP4** on behalf of Agip Oil Libya. The platforms and the three drillings rigs are owned by the client.

In Peru, two rigs, leased on behalf of Petrotech, carried out 52 workover and pulling operations.

Utilisation of vessels

Utilisation of vessels was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3	62	a
Semi-submersible platform Scarabeo 4	-	b
Semi-submersible platform Scarabeo 5 (*)	182	
Semi-submersible platform Scarabeo 6	147	c
Semi-submersible platform Scarabeo 7	182	
Drill-ship Saipem 10000	182	
Jack-up Perro Negro 2	182	
Jack-up Perro Negro 3	-	a
Jack-up Perro Negro 4	182	
Jack-up Perro Negro 5	-	d

(*) Vessel leased by Saipem S.p.A.

a = for the remaining days (to 182) the vessel underwent upgrading works in readiness for a new contract.
b = the vessel underwent structural repairs.
c = for the remaining days (to 182) the vessel underwent structural repairs.
d = the vessel was idle.

Leased FPSO

Overview

With the acquisition of Moss Maritime and Saipem s.a., the Saipem Group significantly strengthened its design expertise in the floating production sector and its ability to manage turnkey projects. The fleet comprises FPSO Firenze and FPSO Mystras, a vessel completed towards the end of 2003. FPSO Jamestown was sold to third parties on 23rd June 2004 as it was no longer viable to operations.
All initiatives have being developed in joint venture with Single Buoy Moorings. In addition to Saipem S.p.A., companies operating in the Leased FPSO sector are: FPSO - Firenze Produção De Petróleo Lda., FPSO - Mystras Produção De Petróleo Lda. Furthermore, the following companies provide support in respect of engineering, procurement and project management: Moss Maritime AS, Saipem s.a. and Saipem Energy International S.p.A.

Market overview

The leased FPSO market showed signs of a slowdown in the first half 2004. However, the large number of contracts at the bidding stage during the second half of the year are testimony to encouraging signs of recovery. Asia Pacific, West Africa and Brazil are the areas offering the best prospects, whilst the North Sea is confirmed as being in decline.

Capital expenditure

Activities on the conversion of the tanker Mystras, acquired in 2002, into an FPSO unit were completed. The FPSO was moved to the Okono/Okpoho field in Nigeria at the end of 2003, where it started operations in January 2004.

Work performed

FPSO - Firenze Produção De Petróleo Lda.
The vessel operated continuously throughout the first half 2004 on the Aquila 2 and 3 wells, in the southern part of the Adriatic Sea (Italy) at depths of 850 metres.

FPSO - Mystras Produção De Petróleo Lda.
The production vessel Jamestown was sold to third parties on 23rd June 2004. The FPSO Mystras operated continuously throughout the period in Nigeria on the Okono/Okpoho fields, at depths ranging from 60 to 130 metres.

Onshore Construction

Year 2003		First Half 2003	First Half 2004
	pipeline laid (km)		
612	- Abroad	222	73
612	**Total km**	**222**	**73**
	industrial plant (tons)		
23,930	- Abroad	9,350	9,567
23,930	**Total tons**	**9,350**	**9,567**

General overview

The Group's strengths in the Onshore Construction sector are its construction capabilities alongside its engineering and project management competencies, which allow the Group to focus on challenging projects such as the laying of large diameter pipelines and the construction of upstream plants in difficult areas.
The regions in which the Group has a long-term presence and operates consistently are the Arabian Peninsula, Nigeria, Russia and Algeria. The Group is also still engaged in Kazakhstan, where it operates in joint venture with another international contractor. Moreover, the Group operates in Oman and Cameroon. In addition to the parent company (individually or in association with other international operators), Saipem Contracting (Nigeria) and Saudi Arabian Saipem, the following subsidiaries carry out onshore construction activities: Saipem s.a. and its direct subsidiaries Sofresid, Nissco, IDPE, and associated companies Starstroi, Katran K and Lipardiz Construçao de Estruturas Maritimas Lda.

Market overview

The Upstream market experienced a temporary slowdown in activity; however, the segment is expected to recover in the medium term, due to good prospects in the Middle East and Africa (both North and West Africa), in addition to promising developments in the new 'energy provinces', mostly in Central Asia (Kazakhstan) and the Far East.
The Midstream market has also shown signs of weakness, despite medium to long-term drivers pointing towards a recovery in production. In particular, the global growth in gas demand is expected to foster the development of transport infrastructure, such as large-diameter and long distance pipelines, required to link the new "oil provinces" to the energy consuming areas of the world. The most promising geographical regions in this segment are Kazakhstan, Russia and the Far East.
The downstream segment, which had been negatively affected by excess capacity in the last few years, is going through a positive phase. Prospects are particularly attractive in the Middle East (Qatar, Iran and Abu Dhabi) and in China, where producers are committed to marketing gas reserves and improving the efficiency of refining, petrochemical and power plants. On the whole, downstream development should extend to the entire Asia Pacific region, on account of the forecast increase in energy demand.

New contracts

The most significant contracts awarded during the period were:
- on behalf of NAOC, the EPC-type "GTS - 4" project in Nigeria, comprising engineering, provisioning and construction of a pipeline linking Rumuji (30 km north-east of Port Harcourt) to the N-LNG terminal on Bonny Island;
- on behalf of Total, the EPC-type "OSBL Refinery" project in France, comprising engineering, procurement, construction and commissioning of all auxiliary services related to the new hydro-cracking plant for a refinery in Normandy, France;
- on behalf of Oman Refinery Company, the EPC type "Mina Al Fahal" project in Oman, comprising engineering, procurement, construction and commissioning of a pipeline and associated facilities, in addition to fibre-optic cabling for the whole line. The contract was awarded to the joint venture CCC (Consolidated Contractors Company), led by Saipem;
- on behalf of Maroc Phosphore, the "Ammonia" project in Morocco, comprising the construction of two storage tanks.

Capital expenditure

Capital expenditure in the Onshore Construction sector focused mainly on the acquisition and upgrading of plant and equipment necessary for the execution of the Sakhalin II project in Russia.

Work performed

Onshore Construction activities during the first half of the year comprised the laying of 73 km of pipe of various diameters and installation of 9,567 tons of equipment.
The most important works are detailed as follows by geographical area.

In Kazakhstan, with regard to the **Karachaganak** project on behalf of Karachaganak Petroleum Operating B.V. in joint venture with Consolidated Contractors Int. Co., following the completion of the 24" pipeline, totalling 650 km, construction and commissioning activities for one of the two plants for the treatment/compression of gas/condensate were performed successfully. Commissioning and client support activities are currently ongoing.

On behalf of Saudi Aramco, mobilisation of the Project Team and engineering activities have been completed for the **Rabigh** project, which comprises engineering, procurement and construction of a pipeline. Construction activities are currently ongoing and the pipeline is expected to be completed in the second half 2004.

In Nigeria, on behalf of NAOC, the **NLNG Phase 3 Obiafu/Obrikon** project is nearing completion. The scope of work comprised the expansion of the existing gas plant and the construction of a flow station.
On behalf of NAOC, mobilisation of the Construction Project Team has been completed for the **Okpai Power Plant** project; civil, mechanical and electro-instrumentation works are progressing, whilst engineering and material procurement activities are underway.
Also on behalf of NAOC, civil works are progressing in various areas.

In Algeria, under the EPIC type **OZ2 (Arzew Pump Stations)** project, on behalf of Sonatrach, in joint venture with Amec Spie Capag, Phase 1, comprising the implementation of four pumping stations, has been successfully completed. Engineering and

procurement activities are progressing for the three additional intermediate stations (Phase 2). Furthermore, civil, mechanical and electro-instrumentation works carried out by local and international companies are in their final stages.
With regard to the **ROD** project, carried out by Saipem S.p.A. in association with Saipem s.a. on behalf of BHP/Sonatrach, comprising the construction of an oil treatment plant and a 300 km pipeline network, all operational activities have been completed and commissioning and pipeline test activities are underway.

In addition to the ROD project, during the first half 2004 Saipem s.a. and its controlled companies carried out the following activities:
- in Nigeria, on behalf of SPDC, works progressed on the **Cawthorne Channel** project for the laying of a 74 km pipeline in marshland, utilising purpose-engineered barges;
- in Russia, as part of the **Blue Stream** project on behalf of Blue Stream Pipeline Company B.V., operations progressed on the construction of the Beregovaya compression station;
- in Russia, Starstroi completed engineering and design activities for the **Sakhalin II** project, on behalf of Sakhalin Energy Ltd, comprising the offshore and onshore pipelaying activities and installation of compression and pumping stations, in addition to a terminal.
- in Nigeria, activities began on the EPC-type **GTS - 4** project on behalf of NAOC, comprising engineering, procurement and construction of a pipeline linking Rumuji (30 km north-east of Port Harcourt) to the N-LNG terminal on Bonny island.

Onshore Construction equipment at 30th June 2004

	No.
Cranes from 10 to 150 tons	142
Backhoes	117
Sidebooms	167
Pay welders	69
Pay and wheeled loaders	78
Trenchers	2
Dozers – tracked loaders	58
Motor graders and compactor rollers	50
Rock drills	11
Various wheeled tractors	80
Pipe bending machinery	35
Cars – off road vehicles - trucks – buses	1,348
Trailers – semi-trailers – dollies	141
Pipe boring/pushing machines	3
Motorised and electric welding machines	1,304
Water pumps and air compressors	426
Power generators	368
Accommodation facilities (beds) (*)	4,720

(*) includes the camp in Kazakhstan

Onshore Drilling

Year 2003		First Half 2003	First Half 2004
	metres drilled		
15,724	- Italy	10,073	5,081
370,252	- Abroad	190,215	224,622
385,976	**Total mt**	**200,288**	**229,703**
	wells drilled		
3	- Italy	2	3
116	- Abroad	62	64
119	**Total**	**64**	**67**

General overview

In the Onshore Drilling sector, the Group operates in Italy, Algeria, Egypt, Nigeria, Saudi Arabia, Kazakhstan, Russia, Peru and Venezuela through the parent company as well as Saipem Nigeria, Petrex S.A., Saudi Arabian Saipem, Saipem Perfurações e Construções Petrolíferas América Do Sul, Sadco (an Indian company jointly owned and managed with the Indian company Aban Drilling Co.) and SaiPar (jointly owned and managed with Parker Drilling Co. operating in Kazakhstan).
The SaiTre consortium comprising Saipem S.p.A. (51%) and Trevi S.p.A. (49%) was put into liquidation on 25th February 2004. At the date the company was put into liquidation, the highly innovative and technologically advanced drilling installations were managed by Saipem S.p.A. and operated in Egypt and Venezuela.

Market overview

Following the significant downturn experienced in 2002 and the sustained recovery in 2003, onshore drilling activities are experiencing a positive phase, especially with regard to international operations (barring North America), and offer good prospects in the short term. The most dynamic geographical area was Latin America, mostly Mexico, Argentina and Venezuela, showing a recovery in production levels following the negative effects of the geopolitical crises experienced in recent years.
High levels of activity have also involved North Africa, where the best prospects are to be found in Egypt and Algeria, and the Middle East, where growth has been steady over the last few years. Markets in Asia Pacific and West Africa are destined to plateau at lower levels than those achieved in the past; finally, in Europe the downward trend experienced in recent years is due to continue.

New contracts

The most significant contracts awarded to the Group in the first half 2004 comprise:
- on behalf of Occidental Peru, the one-year lease of rigs in Peru;
- on behalf of Petrobras Peru, the seven-month lease of rigs in Peru;
- on behalf of Agiba, the eighteen-month lease of a rig in Egypt;
- on behalf of Repsol YPF, the five-month lease of a rig in Algeria;

- on behalf of PDVSA, the three-month lease plus the option for a further five months, of a rig in Venezuela;
- on behalf of Sonatrach, the two-month lease plus the option for a further four months of a rig in Algeria;
- on behalf of Emir Oil, the two-month lease of a rig in Kazakhstan;
- on behalf of Eni Dacion B.V., the two-month lease of a rig in Venezuela.

Capital expenditure

Capital expenditure in the Onshore Drilling sector related to upgrading works and maintenance activities on rigs and installations, necessary to ensure continuous operational efficiency.

Work performed

Activities comprised the drilling of 67 wells, totalling approximately 229,703 metres drilled.

In **Italy** onshore drilling operations were performed on behalf of Eni Exploration & Production utilising three rigs, two of which were used for drilling deep wells and one for drilling medium/deep wells.
In particular:
- one high-depth drilling rig completed drilling operations of a well in the Po Valley and was subsequently transferred to another well in the same area;
- one high-depth drilling rig is operating in Val d'Agri;
- one medium/high-depth drilling rig completed operations in the Pescara district and has already started drilling activities in Emilia Romagna.

Eight rigs have been operating in **Saudi Arabia** as part of a three-year contract with an option of an additional year on behalf of Saudi Aramco.

In **Algeria**, a medium-depth drilling rig has completed operations as part of a two-year contract on behalf of BHP and started operations on behalf of Repsol; another medium-depth rig completed works on behalf of Groupement Sonatrach-Agip. A medium/high-depth drilling rig was transferred from Nigeria to Algeria and started operations on behalf of Burlington Resources as part of a six-month contract.

In **Egypt**, a medium-depth drilling rig continued operating on behalf of Petrobel as part of a contract due to reach completion at the end of 2004. Furthermore, an innovative installation started drilling operations on behalf of Agiba, as part of an eighteen-month contract.

In **Nigeria**, a medium/high-depth rig successfully completed operations on behalf of NAOC and is currently inactive at the Port Harcourt base.

In **South America**, the following activities were carried out:
- a high-depth drilling rig drilled three wells on behalf of Pluspetrol in the area of Teniente Lopez (Peru);
- a high-depth drilling rig is being transferred to the Situche area (Peru) to perform drilling of an exploration well on behalf of Occidental;
- a drilling rig drilled two exploration wells on behalf of Olympic in the area of Piura (Peru);
- a rig performed drilling operations on three wells on behalf of Petrobras Peru in the Talara area (Peru);

- a rig performed drilling operations on six wells on behalf of PDVSA in the Bare area (Venezuela);
- a newly developed hydraulic plant performed the drilling of thirteen wells on behalf of Eni Dación B.V. in the area of Dación (Venezuela).

With regard to onshore workover and pulling operations, the following activities were performed:

- 30 pulling and workover operations were carried out in the Trompetero area on behalf of Pluspetrol;
- a total of 31 pulling and workover operations were carried out in the area of Teniente Lopez (Peru) on behalf of Pluspetrol;
- 351 pulling and workover operations were carried out in the Talara area (Peru) on behalf of Petrobras Peru;
- 42 workover operations were carried out in the area of Daciòn (Venezuela) on behalf of Eni Daciòn B.V.;
- 23 pulling and workover operations were carried out in the Oritupano area (Venezuela) on behalf of Petrobras Venezuela.

The SaiTre consortium comprising Saipem S.p.A. (51%) and Trevi S.p.A. (49%) was put into liquidation on 25th February 2004.

In **Kazakhstan**, workover operations continued on behalf of Karachaganak Petroleum Operating (K.P.O.) in the province of Uralsk. During the first half 2004, two rigs were utilised: one chartered from the local company Kazburgas and one owned by the US company Parker.
A medium-depth rig owned by Saipem S.p.A. completed drilling operations on behalf of Maersk Oil and is currently being transferred to a new well for operations on behalf of Emir Oil.

Utilisation of equipment

Onshore drilling activities amounted to an average rig utilisation of 76% (84% in the same period 2003). The geographical breakdown is as follows: 11 rigs operated in Peru, 8 in Saudi Arabia, 6 in Venezuela, 3 in Italy, 3 in Algeria, 2 in Egypt, 1 in Kazakhstan and 1 in Nigeria.
Additionally, five third-party rigs have been operating in Peru and one third-party rig operated in joint venture with SaiPar in Kazakhstan.
Finally, 1 rig has been operated jointly with third parties in Kazakhstan.

Liquefied Natural Gas (L.N.G.)

General overview

The Saipem Group has continued to develop a strong presence in this sector, following the acquisition of Saipem s.a., which enabled the integration of the competencies brought by Moss Maritime, a company acquired in 2001. Saipem s.a. operates in this sector through its controlled companies: Technigaz, world leader in EPC projects, Guangdon Contractor, Hazira Cryogenic Engineering and Construction Management and Hazira Marine Engineering and Construction Management; and through its associated companies GTT (Gaz Transport et Technigaz), leader, with Moss Maritime, in the LNG transport segment thanks to innovative and highly advanced technology, Societé pour la realisation du Port de Tanger Méditerranée and Servicios De Construcciones Caucedo. Operational activities are focused mainly in the Mediterranean area in addition to two particularly challenging and demanding projects currently underway in India and China.

Market overview

In the gas market, the LNG segment is undergoing rapid growth, making it the most dynamic sector across the whole energy industry. This growth rate, aided by the particularly favourable trend in prices, is based on flexibility in terms of gas production and distribution as well as strong cost reduction of the production process achieved in recent years. Moreover, international market consolidation may result in a further development of the sector. The large demand we are currently experiencing, and which is expected to last in the medium term, is causing important changes to the structure of international markets, namely greater optimisation of export routes and higher global integration. Prospects therefore have become very positive, not only in terms of liquefaction and regasification terminals but also new LNG carriers.
The geographical areas experiencing the highest increase in demand are the United States and Europe, although new and smaller markets can also benefit from flexibility in this energy source.
The Maritime Works sector, partly driven by the favourable LNG development, showed a very positive trend, especially with regard to the growth in maritime traffic.
The geographical areas showing the largest increases were Europe, North America and the Caribbean.

New contracts

The most significant contract awarded to the Group during the period was:
- on behalf of Gaz de France, the EPC type "Fos Cavaou" project in France comprising engineering, procurement and construction of all facilities for a regasification terminal, including three storage tanks and maritime works. The contract was awarded to the joint venture comprising the French engineering company Sofregaz.

Capital expenditure

Investments pertain to studies and patents aimed at maintaining a competitive advantage as well as identifying new technological solutions for the execution of projects. Moreover, preparatory activities are underway on plant and equipment with a view to carry out projects awarded during the first half of the year.

Work performed

In Spain, activities on the **Bilbao** project have been successfully completed, on behalf of BBG (Bahia de Bizkaia Gas). The project comprised the construction and installation of two tanks for LNG storage.
Also in Spain, activities on the following projects are ongoing:
- the **Huelva** project on behalf of Enagas, for the construction and installation of two LNG storage tanks;
- the **Cartagena** project on behalf of Enagas comprising the construction and installation of an LNG storage tank.

In India, the **Hazira** project is ongoing on behalf of Shell Global Solutions for the engineering and construction of an LNG import terminal.

In the Dominican Republic, construction activities on a container terminal have been completed on behalf of Caucedo Investments Inc., as part of the **Caucedo** project.

In Egypt, on behalf of KJT (Kellog, JGC, Tecnicas Reunidas), activities on the **Damietta** project are progressing. The project entailed the construction and installation of two cryogenic tanks for the storage of liquefied gas.

In China, on behalf of the joint venture CNOOC/BP and other Chinese partners, engineering and procurement activities have started on the construction of a re-gasification terminal for the **Guangdong** project.

In Morocco, on behalf of ASTM (Agence Spéciale Tanger Méditerranée), activities have started on the **Tanger Port** project, involving excavation and redevelopment works in the port of Tangiers.

Maintenance Modification and Operation (M.M.O.)

General overview

The Saipem Group has only recently started operating in this sector, which completes the range of services offered to oil companies. In this sector, Saipem s.a. currently provides services in petrochemical plants and refineries mainly in Western Europe and Russia, and in West Africa in upstream oil infrastructure. Operations are carried out through the companies Camom, Tecnoprojecto Internacional Projectos e Realizacoes Industriais and Petromar.
Also operating in this sector is Energy Maintenance Services S.p.A.; a company jointly owned and managed with Eni Exploration & Production, which focuses on maintenance activities for all industrial plants of Eni E&P in Italy.

Market overview

The current market trend for this sector shows moderate growth.
The best prospects in the upstream segment are to be found in the so-called "frontier" areas, which benefit from ever-increasing investment by the major oil companies, namely North and West Africa, Kazakhstan and Russia.
Encouraging prospects are also emerging in Italy, on account of the growing trend by Eni to outsource their maintenance activities, in particular offshore and onshore upstream operations.
Within the downstream market, M.M.O. activities are mainly centred in industrialised countries, due to the fact that the leading oil companies tend to increasingly resort to outsourcing. In this segment, Saipem operates mostly in France, where the reference market continues to show steady growth.

New contracts

The most important contracts awarded to the Group in the first half of the year include:
- on behalf of TotalFinaElf, the extension of contracts for operations in France;
- on behalf of Shell, the extension of contracts for operations in Nigeria;
- on behalf of Eni E&P, maintenance of upstream installations in Italy.

Capital expenditure

Capital expenditure relates to the purchase of machinery and equipment required to carry out operational activities.

Work performed

In the first half 2004, activities have progressed in Europe, in particular in Italy in the oil & gas upstream sector on behalf of Eni Exploration & Production and in France on behalf of TotalFinaElf.
In West Africa, major maintenance interventions have been carried out on behalf of TotalFinaElf Angola.
In Russia and Kazakhstan, activities on behalf of Caspian Pipeline Consortium are continuing and maintenance activities have started on the Sakhalin project on behalf of SEIC.

Results of operations

Saipem Group - Reclassified Income Statement (million €)

Year 2003		First Half 2003	First Half 2004	Var. %
4,231	**Operating revenues**	**1,868**	**1,911**	**2.3**
11	Other revenues and income	4	5	
(2,977)	Purchases, services and other costs	(1,250)	(1,317)	
(704)	Payroll and related costs	(355)	(352)	
561	**Contribution from operations**	**267**	**247**	**(7.5)**
(258)	Amortisation, depreciation and write-downs	(129)	(120)	
303	**Operating income**	**138**	**127**	**(8.0)**
(53)	Financial expenses, net	(26)	(22)	
16	Income from investments	8	7	
266	**Income before extraordinary items & income taxes**	**120**	**112**	**(6.7)**
(3)	Extraordinary expenses, net	-	-	
263	**Income before income taxes**	**120**	**112**	**(6.7)**
(67)	Income taxes	(30)	(28)	
196	**Net income before minority interest**	**90**	**84**	**(6.7)**
-	Minority interest	-	(2)	
196	**Net income of the year/period**	**90**	**82**	**(8.9)**

Operating revenues for the first half 2004 showed an increase of 2.3% versus the same period 2003, mainly due to greater volumes generated in the Offshore Construction sector. Conversely, the Offshore Drilling sector showed an 8.5% reduction due to weak market conditions and structural upgrades to vessels required to carry out contracts won during the year.

Contribution from operations amounted to 247 million euros, a decrease of 7.5% versus the same period 2003. The 1.4% reduction in profit levels (14.3% in the first half 2003 versus 12.9% in the first half 2004) is due to the greater incidence on revenues of EPIC type contracts, which generate greater volumes with lower profitability when compared to traditional contracts for specialised installation and pipelaying services. Depreciation and amortisation of tangible and intangible assets amounted to 120 million euros, a decrease of 9 million euros versus the same period the previous year. This is due to the fact that, in 2003, important projects reached completion that had required project-specific investment on equipment, which was amortised over the life of the project.

Operating income stood at 127 million euros, an 8% decrease versus the first half 2003.

Net financial expenses during the first half 2004 fell by 4 million euros versus the same period 2003, due mainly to a decreased average financial debt.
Income from investments amounted to 7 million euros, a decrease of 1 million over the same period the previous year.

Income before income taxes totalled 112 million euros, a 6.7% decrease versus the same period 2003.
Taxes amounted to 28 million euros, a reduction of 2 million euros versus the first half 2003, due to the decrease in taxable income; however, the tax rate of 25% was unchanged.

Net income for the period reached 82 million euros, a decrease of 8.9% versus the first half 2003.

Operating income and costs by destination (million €)

Year 2003		First Half 2003	First Half 2004	Var. %
4,231	**Operating revenues**	**1,868**	**1,911**	**2.3**
(3,658)	Production costs	(1,593)	(1,651)	
(78)	Idle/downtime costs	(41)	(38)	
(66)	Selling expenses	(36)	(36)	
(9)	Research and development costs	(4)	(3)	
(2)	Other operating income/(expenses)	1	2	
418	**Contribution from operations**	**195**	**185**	**(5.1)**
(115)	General and administrative expenses	(57)	(58)	
303	**Operating income**	**138**	**127**	**(8.0)**

In the first half 2004, the Saipem Group achieved **operating revenues**, as previously stated, of 1,911 million euros, an increase of 43 million euros versus the same period the previous year.

Production costs, which include direct costs of sales and depreciation of vessels and equipment, amounted to 1,651 million euros (1,593 million euros in the first half 2003), an increase of 3.6%, in line with the increase in operations.
Idle/downtime costs fell by 3 million euros.
Selling expenses of 36 million euros are unchanged versus the same period the previous year.
Research and development costs fell by 1 million euros. .
Other operating income amounted to 2 million euros, versus other net income of 1 million euros in the first half 2003. This surplus in the first half 2004 is attributed to the disposal of redundant equipment.

Contribution from operations decreased by 5.1%, reaching 185 million euros.

General and administrative expenses amounted to 58 million euros, an increase of 1 million euros versus the same period 2003.

Analysis by business sector:

Offshore Construction

(million €)

Year 2003		First half 2003	First half 2004
2,547	Operating revenues	1,033	1,171
(1,808)	Operating expenses, net of cost of materials	(704)	(868)
(398)	Cost of materials	(177)	(154)
(93)	Depreciation and amortisation	(47)	(44)
248	Contribution from operations	105	105
(22)	Saipem s.a. goodwill amortisation	(11)	(11)
226	Contribution from operations, net	94	94

Revenues in the first half 2004 amounted to 1,171 million euros, a 13.4% increase versus the same period 2003, mainly due to the full-scale operations of EPIC type projects in West and North Africa.
Selling expenses, amounting to 868 million euros, increased by 23.3%. This variance from the corresponding shift in revenues, is attributed to the different allocation of costs within EPIC-type projects and the cost of sales.
Cost of materials fell by 13%.
Depreciation and amortisation decreased by 3 million euros versus the first half 2003, following a reduction in depreciation of project-specific equipment.
Contribution from operations in the first half 2004 amounted to 105 million euros, in line with the same period 2003, with profit levels falling from 10.2% to 9%. This decrease in margin is related to the greater volumes generated by EPIC type projects. Contribution from operations, net of goodwill amortisation, stood at 94 million euros, with profitability at 8% of revenues.

Offshore Drilling

(million €)

Year 2003		First half 2003	First half 2004
298	Operating revenues	153	140
(204)	Operating expenses	(99)	(87)
(37)	Depreciation and amortisation	(17)	(20)
57	Contribution from operations	37	33

Revenues for the first half 2004 showed an 8.5% decrease versus the same period 2003, attributable to the temporary inactivity of the semi-submersible platform Scarabeo 4 and the jack-ups Perro Negro 3 and Perro Negro 5, which underwent contract-specific upgrade works or structural repairs. This inactivity was only partially compensated for by the full-scale operations by the semi-submersible platform Scarabeo 5 and the drillship Saipem 10000.
The fall in selling expenses of 12 million euros, equal to -12% versus the first half 2003, is attributable to the decrease in activities.
The increase of 3 million euro in depreciation and amortisation is due to the full operations of vessels during the first half 2004; in the first half 2003 said vessels were inactive during periods of investment.
Contribution from operations in the first half 2004 decreased by 4 million euros versus the first half 2003, with a margin on revenue declining from 24.2% to 23.6%. The reduction in profitability is attributable to the aforementioned inactivity for upgrade works on certain vessels.

Leased FPSO

(million €)

Year 2003		First half 2003	First half 2004
39	Operating revenues	17	24
(18)	Operating expenses	(6)	(12)
(12)	Depreciation and amortisation	(7)	(5)
9	Contribution from operations	4	7

In the first half 2004, revenues showed a 41% increase versus the same period 2003, due to operations related to the "Prestige" project, involving oil recovery from the wreck of the Prestige tanker.
Contribution from operations amounted to 7 million euros, equal to 29.2% of revenues, versus 4 million euros, equal to 23.5% of revenues for the first half 2003.

Onshore Construction

(million €)

Year 2003		First half 2003	First half 2004
742	Operating revenues	383	278
(449)	Operating expenses, net of cost of materials	(244)	(185)
(178)	Cost of materials	(85)	(55)
(37)	Depreciation and amortisation	(17)	(11)
78	Contribution from operations	37	27
(8)	*Saipem s.a. goodwill amortisation*	(4)	(4)
70	Contribution from operations, net	33	23

Revenues in the first half 2004 fell by 105 million euros, a 27.4% decrease versus the same period 2003, following the completion of large projects in Kazakhstan, Saudi Arabia and Nigeria, which was only partially compensated for by the full scale operations of projects in North Africa and the commencement of the Sakhalin project in Russia.
The reduction in volumes is associated to decreases in selling expenses by 24%, and cost of materials by 35%. Moreover, depreciation and amortisation fell by 6 million euros (equal to 35.3%) due to decreased amortisation of equipment relating to projects closed out in 2003.
Contribution from operations, in the first half 2004, amounted to 27 million euros, equal to 9.7% of revenues, versus 37 million euros, equal to 9.7% of revenues for the same period 2003. Contribution from operations, net of goodwill amortisation, stood at 23 million euros, with profitability at 8.3% of revenues.

Onshore Drilling

(million €)

Year 2003		First half 2003	First half 2004
192	Operating revenues	97	78
(149)	Operating expenses	(73)	(59)
(20)	Depreciation and amortisation	(11)	(9)
23	Contribution from operations	13	10

Operating revenues for the first half 2004 show a 19.6% decrease versus those of the same period 2003, mainly attributable to reduced activities in West and North Africa.

Contribution from operations in the first half 2004 decreased by 3 million euros versus the same period last year, with a slight margin reduction (from 13.4% to 12.8%). This is mainly due to reduced volumes of activity generated during the period.

Liquefied Natural Gas (L.N.G.)

(million €)

Year 2003		First half 2003	First half 2004
205	Operating revenues	97	97
(163)	Operating expenses	(76)	(77)
(10)	Depreciation and amortisation	(5)	(5)
32	Contribution from operations	16	15
(8)	Saipem s.a. goodwill amortisation	(4)	(4)
24	Contribution from operations, net	12	11

Operations carried out mainly in India and Spain enabled the company to achieve revenues of 97 million euros in the first half 2004, in line with the same period the previous year.

In the first half 2004, contribution from operations, net of goodwill amortisation, amounted to 11 million euros, with profit levels equal to 11.3% of revenues (first half 2003: 12 million euros, equal to 12.4% of revenues). The slight decrease in margin is attributable to the fact that recently acquired projects are in their initial stages.

Maintenance, Modification and Operation (M.M.O.)

(million €)

Year 2003		First half 2003	First half 2004
208	Operating revenues	88	123
(192)	Operating expenses	(83)	(112)
(3)	Depreciation and amortisation	(1)	(2)
13	Contribution from operations	4	9
(4)	Saipem s.a. goodwill amortisation	(2)	(2)
9	Contribution from operations, net	2	7

Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first half 2004 to reach 123 million euros, a 39.8% increase over the same period 2003, due to operations in Italy which started in the second half 2003.

In the first half 2004, contribution from operations net of goodwill amortisation, amounted to 7 million euros, with profitability equal to 5.7% of revenues.

Consolidated balance sheet and financial position

Saipem Group - Reclassified consolidated balance sheet (million €)

30.06.2003		31.12.2003	30.06.2004
1,691	Net tangible fixed assets	1,694	1,699
872	Net intangible fixed assets	851	832
2,563	Net tangible and intangible fixed assets	2,545	2,531
1,156	- Offshore Construction	1,127	1,118
632	- Offshore Drilling	656	664
73	- Leased FPSO	89	84
247	- Onshore Construction	244	244
118	- Onshore Drilling	95	89
204	- Liquefied Natural Gas	193	192
85	- Maintenance Modification and Operation	85	81
48	- Other	56	59
21	Financial investments	26	25
2,584	**Non-current assets**	**2,571**	**2,556**
(165)	**Net current assets**	**(196)**	**(90)**
(28)	**Employees' termination benefits**	**(31)**	**(32)**
2,391	**CAPITAL EMPLOYED**	**2,344**	**2,434**
1,288	**Shareholders' equity**	**1,368**	**1,402**
19	**Minority interest in net equity**	**23**	**23**
1,084	**Net debt**	**953**	**1,009**
2,391	**COVER**	**2,344**	**2,434**

Non-current assets at 30th June 2004 stood at 2,556 million euros, a decrease of 15 million euros versus the end of 2003. This reduction is attributed to the combination of investments on plant and equipment of 88 million euros, depreciation and amortisation of 120 million euros, disposals of 4 million euros and the translation effect on financial statements in foreign currencies of 21 million euros.

Net current assets increased by 106 million euros, going from minus 196 million at the end of 2003 to minus 90 million euros at 30th June 2004; this increase is due to greater volumes generated in the first half of the year and advance payments on contracts awarded to the Saipem Group.

As a result of the above, **capital employed** increased by 90 million euros, reaching 2,434 million euros at 30th June 2004, versus 2,344 million at the end of 2003.

Shareholders' equity, inclusive of minority interest, rose by 34 million euros, to 1,425 million euros at 30th June 2004, versus 1,391 million euros at the end of 2003. This increase is due to higher consolidated income for the period net of the translation effect of financial statements in currencies other than euros, and of dividends distributed by the parent company (65 million euros).

The increase in shareholders' equity and net capital employed, resulted in a 56 million euros increase in **net debt**, which, at 30th June 2004, stood at 1,009 million euros, versus 953 million at 31st December 2003.

Breakdown of net financial debt (million €)

30.06.2003		31.12.2003	30.06.2004
304	Payables to banks due after one year	302	303
264	Payables to other financial institutions due after one year	276	264
568	**Net medium/long term financial debt**	**578**	**567**
(215)	Accounts c/o bank, post and Eni Group finance companies	(546)	(391)
(99)	Cash in hand and cash equivalents	(3)	(2)
(13)	Other receivables due within one year	(9)	(12)
110	Payables to banks due within one year	109	105
733	Payables to other financial institutions due within one year	824	742
516	**Net short term financial debt**	**375**	**442**
1,084	**Net financial debt**	**953**	**1,009**

Saipem Group - Reclassified statement of cash flow and variation in net debt (million €)

Year 2003		First half 2003	First half 2004
196	Group net income	90	82
-	Third party income	-	2
	Adjustments to reconcile cash generated from operating income before changes in working capital:		
245	Depreciation, amortisation and other non monetary items	121	126
(6)	Net gains on sales of assets	(3)	(1)
87	Dividends, interests, extraordinary income/expenses and income taxes	48	49
522	**Cash generated from operating income before variation in working capital**	**256**	**258**
163	Variation in working capital relating to operations	150	(116)
(81)	Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(49)	(25)
604	**Net cash flow from operations**	**357**	**117**
(262)	Investments in tangible and intangible fixed assets	(130)	(83)
(10)	Investments in acquisitions of consolidated companies	(3)	(5)
17	Disposals	7	4
-	Other investments and disposals	19	-
349	**Free cash flow**	**250**	**33**
3	Net investments related to financing activities	-	(3)
52	Variation in financial debt	(102)	(105)
(13)	Buy-back of treasury shares	(10)	(10)
(63)	Cash flow from share capital and reserves	(65)	(65)
(29)	Variations in consolidation area and exchange rate differentials on cash and equivalents	(9)	(6)
299	**Net cash flow**	**64**	**(156)**
349	**Free Cash Flow**	**250**	**33**
(4)	Variations in consolidation area	(5)	-
(13)	Buy-back of treasury shares	(10)	(10)
(63)	Cash flow from share capital and reserves	(65)	(65)
26	Exchange rate differentials and other variation concerning net financial debt	(6)	(14)
295	**Variation in net debt**	**164**	**(56)**

Net cash flow from operations (117 million euros) entirely financed net investments in tangible and intangible fixed assets and acquisition of company interests, generating a **free cash flow** of 33 million euros.

Cash flow from share capital and reserves showed a negative balance of 65 million euros, as a result of the payment of dividends; the buy-back of treasury shares for allocation to the stock grant and stock-options schemes generated a negative cash flow of 10 million euros. The effect on net financial debt, deriving from the translation of financial statements in foreign currencies, amounted to a negative balance of 14 million euros.
Therefore, the effect of the aforementioned variations resulted in a net financial debt increase of 56 million euros.

In particular:
Cash generated from operating income before variation in working capital (+258 million euros) derives from:
- net income of 84 million euros, inclusive of third party income of 2 million euros;
- depreciation and write-downs of tangible fixed assets (+120 million euros), a variation in employee termination benefits (+1 million euros) and a variation in provi-

sions for contingencies (+14 million euros); conversely, net appreciations had a *negative effect* (-9 million euros);
- net gains on sales of assets (-1 million euros);
- net financial expenses (+21 million euros); income taxes (+28 million euros).

The increase in working capital related to operations (116 million euros) has been analysed in the notes to the consolidated balance sheet and financial position.

Dividends, interests, extraordinary income/expenses and income tax paid during the first half of the year (25 million euros) comprise payment of interests and financial expenses (-23 million euros), payment of tax (-11 million euros) and receipt of dividends (+9 million euros).

Capital expenditure in tangible and intangible assets amounted to 83 million euros, whilst acquisitions of consolidated companies amounted to 5 million euros and comprised the buy-back of the remaining shares of Saipem s.a. following the exercise of pre-existing stock-options allocations. Details of investments by sectors are as follows: Offshore Construction (30 million euros), Offshore Drilling (27 million euros), Leased FPSO (1 million euros), Onshore Construction (12 million euros), Onshore Drilling (3 million euros), L.N.G. (4 million euros). Capital expenditure on infrastructure, of both Head Office and Group premises, amounted to 6 million euros. Additional information concerning capital expenditure can be found in the 'Operating Review' section at the beginning of this report.

Cash flow generated by disposals (4 million euros) involved the sale of the FPSO Jamestown, as it was deemed surplus to operational requirements, in addition to certain vessels and equipment in the Offshore Construction sector.

research and development

Activities during the first half of the year continued to focus on the development of distinctive solutions in the most technologically-oriented market sectors, with particular emphasis on 'frontier' projects. Meanwhile, Saipem is still pursuing projects aimed at optimising production processes from its two main bases: Paris, where research activities are focused towards projects with high engineering content aimed at meeting external clients' requirements; and Milan, which fulfils its corporate role in addition to activities towards the internal client.
Projects carried out in the period involved a total financial outlay amounting to 4 million euros, of which 3 million were posted to the income statement, while 1 million, used for prototype development and implementation phases of projects, were capitalised to increase the value of the relevant tangible fixed assets.
Salient events for the year involved the following activities:

General activities

The Technology Plan for the years 2004-2007 was issued. Activities relating to the Knowledge Management and Technology Monitoring projects progressed, with increased involvement from the Paris office, by means of semantic IT instruments. This project aims at sharing and spreading the technologies under development. Activities are ongoing on the participation to Eurogia to develop projects in the oil & gas sector of interest to the European Union, and the programme for a master's degree in electro-acoustics was defined together with Eni Corporate University, the Italian Merchant Navy and the University of Pisa as well as two suppliers and users of subsea acoustic systems.
During the period, four patent applications were lodged (two related to offshore activities and two related to FPSO systems).

Technology involving assets, operations and integrated projects

During the first half 2004, the prototype phase was launched on the development of a conceptually innovative welding system based on a renewed hardware architecture (in both mechanical and electronic terms).
As part of the development of project-specific technological solutions, a research study is progressing on optimising pipeline trenching and burying techniques in ultra-shallow waters; a new solution was developed for the Sakhalin project that would allow for pipelaying and trenching in winter.
The project, focused on the review of processes based on the TRIZ method (Teoriya Resheniya Izobreatatelskikh Zadatch) for S-laying, was successfully completed; it attained its goal of improving current production output and also succeeded in developing technological solutions for main sub-processes (welding, non-destructive tests and joint coating), which will be analysed in depth with a view to implementation.
With regard to drilling, technical studies and support activities for operations and commercial tenders are continuing; in particular the "Transit with Hanging Riser" study carried out with Saipem Energy International was completed, enabling the understanding of the riser's static and dynamic behaviour.
Also, together with Sonsub research is progressing on subsea support activities in challenging environments (deep waters and/or poor visibility) utilising virtual reality and special sonar technology; moreover, an advisory system for heavy lifting operations is under evaluation.

With regard to Onshore Construction, Saipem is participating in the strategic project Eni TAP (TAP= high pressure transport) with contributions from the Milan and Paris offices as well as Intermare Sarda.

Technologies for oil field development and LNG transport

The company continued to focus on advancing ultra-deep water technology aimed at improving deep water field development so that Saipem can prepare to enter the ultra deep water market (1,500-3,000 metres). Major projects include production flowlines and associated thermal insulation technology (pipe-in-pipe, insulation materials, phase change materials) in addition to new riser systems (SCR steel catenary risers, hybrid risers, riser towers). Particular emphasis is placed on linking small oil fields to existing production facilities (development of satellite fields).
Activities are progressing on the development of offshore LNG systems, both in terms of production and terminal facilities. Two solutions are currently under consideration: one relates to shallow water installations (generally 20 metres) and is based on concrete structures; the other targets deep waters (over 50 metres) and is based on an FSRU or LNG FPSO.
With regard to LNG onshore storage, a cryogenic cave was successfully constructed and tested in Korea based on Technigaz membranes, demonstrating the technical feasibility of this new concept.
Saipem is also active in the sector of renewable energy sources, with developments aimed at achieving cost reduction for offshore wind farm installations, focusing specifically on their support structures and installation methods. Finally, studies are also ongoing to determine the feasibility of harnessing wave energy and sea currents.

quality assurance, health & safety and the environment

In the first half 2004, QA activities focused on supporting Saipem Group operating companies to maintain and improve their QA management system in compliance with the stringent requirements of the International Standard ISO 9001:2000 and to launch new QA systems for those companies that had not yet been involved (either because they are operating in areas where QA requirements are under development or because they are newly established), namely: Saudi Arabian Saipem, Global Petro Projects Services, Sonsub, Petrex, Energy Maintenance Services and ER SAI Caspian Contractor.
The commitment to convincingly meet the new and more stringent requirements imposed by the market, emphasised by the issue of the Corporate Quality Policy in July 2003, leads us to plan increased investments in Quality Assurance and QA training for 2004-2006, which tend to be effective over the medium to long term. Investments will be targeted at the following:
- supersede the functional approach in favour of a business processes based approach, because we are aware that the quality of services offered essentially depends on the effectiveness and efficiency with which processes are managed and controlled;
- extend QA training to all levels of activity and increase training aimed at project dedicated personnel, also through the strengthening of the QHSE centre in Romania;
- consolidate audit activities on systems at operating companies and launch a similar programme at corporate level, with the aim to monitor the most important and/or top priority processes;
- introduce instruments and methods to control and measure QA processes, that are able to identify process objectives by means of numerical targets and can therefore be easily measured, so as to build and then analyse trends based on specific indicators;
- introduce adequate 'client satisfaction' monitoring systems, as the awareness of client needs and requirements shall enable the company to best channel investments and focus on improvement programmes;
- update supplier and subcontractor monitoring systems in order to improve data gathering and thereby the vetting system for supplies and services;
- integrate activities aimed at maintaining and improving QA management systems at all Saipem Group operating companies, also through the standardisation of reporting to and from the parent company; this was realised in the first half 2004 with the publication and presentation of the first Saipem Group Quality Assurance Report (for the year 2003);
- consolidate the QA cost management system, so as to enable the financial evaluation of available data and information and thereby measure the overall performance of the QA management system.

Specifically with regard to the latter objective, this internal assignment focused, in the first half of the year, on the pilot case relating to the Sabratha project, and had the following goals:
- matching the QA management system with financial information;
- enabling the company management to periodically plan and implement targeted interventions to improve processes and activities;
- providing new indicators to strengthen the planning system and allocation of management objectives.

Implementation of this model will be progressively extended to the most significant sales and investment projects of Saipem S.p.A..

Saipem's constant commitment to implementing HSE management systems is increasingly focused on involving, training and raising the awareness of all employees on health and safety issues.
During the first half 2004, a "lessons learned" campaign was launched resulting from the enquiries made into every individual incident. This initiative was structured as follows:
- self assessment by all construction yards on feasibility, implementation and efficiency of corrective measures proposed following the most serious accidents;
- audits carried out at the yards to ensure that implementation had occurred;
- preparation of a six-monthly report comprising the most important and telling incidents, near misses, etc., subsequent studies on their immediate and secondary causes, remedial and corrective actions taken.

A similar exercise will be extended to other ongoing projects which will involve the preparation of a report upon completion of the project (or periodic reports for long term projects) detailing critical incidents and lessons learned during operations.
Main projects relating to health, safety, environment and sustainability carried out during the first half of the year include the implementation of:
- HSE and sustainability training courses aimed at international and local resources who are going to form HSE teams for Saipem's projects. Courses were held by external as well as Saipem Group internal trainers; this enabled the company to tailor course material to Saipem specific HSE requirements and perform an in-depth analysis of the company's management system;
- internal workshops aimed at assessing and evaluating the individual HSE performance of Saipem Group companies. Sharing this information has enabled the definition of future goals;
- audits on projects and vessels in addition to integrated interventions amongst Group companies;
- HSE audit and training of subcontractors, especially with respect to fabrication;
- development of the *HSE – Planning & Tracking of HSE Actions (PTA) software*;
- extension of socio-economic analysis to projects in frontier areas and implementation of accountability and communication methods on sustainability;
- the Environmental Management system, in compliance with the ISO 14001 standard, at Energy Maintenance Services and PT Saipem Indonesia (ISO14001 and OHSAS18001 integrated system);
- constant monitoring of asbestos areas on certain vessels in addition to risk assessment and decontamination;
- analysis of welding gases potentially containing chrome and nickel, during launch from lay barges and identification of protective measures to be adopted by personnel.

The introduction of the "Saipem Corporate HSE Award" provides an additional incentive for employees to participate in HSE issues and promotes the recognition and praise for the implementation of HSE policies. In June 2004, the Chairman of the Saipem Group presented this award to the company Petrex s.a., praising their continuous commitment to HSE implementation and management.

human resources

The company policy on human resources followed the international development of the company's business, strengthening the recruitment and management systems both at international and local level, and optimising the quality of existing professional competencies.
Alongside these development programmes and the 'local content' strategy, focused on promoting training and development of local personnel, the department undertook actions aimed at increasing internationalisation of systems and tools, completing the integration with Saipem s.a. and supporting initiatives in low cost countries.
In the first half 2004, the group appraisal system, in force at international level, was extended to the new growth areas, namely Nigeria and Croatia: furthermore, in Nigeria and France, programmes were launched to identify, evaluate and manage the latent potential of non-Italian employees. Finally, the analysis of managerial positions at Saipem s.a. is underway, matching that carried out at Saipem S.p.A.
The policy of recruitment, career development and retention for the group's young talent, already introduced at overseas companies, is yielding significant results in terms of motivation and support of local resources; the high level of retention experienced in 2003 is expected to be maintained throughout 2004.
Consistent with Saipem's Professional Roles System, the Group training and development programmes have been defined for the maritime workforce, and the same process is ongoing for engineering personnel, for whom a training programme was devised which obtained international certification.
These training and development programmes will progress throughout 2004 and 2005 to encompass all professional areas of Saipem.
The group-wide international training catalogue, devised at the end of 2003, was implemented; managerial and training courses took place in various offices (Nigeria, France, Croatia, UK, etc.) in several languages (English, French, Italian), whilst maintaining consistency of content and facilitating wider access to Group personnel; particular emphasis was placed on Project Management courses (in Nigeria, UK and France).
Saipem's recruitment of graduate resources, carried out in conjunction with Eni Corporate University, saw the increased use of internships, even at international level, promoting the exchange and integration of resources belonging to different group companies.
The cooperation with Eni Corporate University enabled the forging of stronger links with academic institutions as well as the setting up of Master degrees for specific professional skills (internal audit, process engineering, and electro-acoustics); cooperation also extends to several international initiatives, such as Saipem's participation to the Paris IFP Forum.
The integration with Saipem s.a., in terms of development, progressed further with the following results:

- cooperation for the promotion of Saipem's image as reference employer and implementation of internship initiatives for Italian and French graduates and/or undergraduates;
- integration and harmonisation of training plans achieving synergies in terms of costs and internationalisation of initiatives;
- identification of resources of interest to the group and their monitoring using shared tools;
- sharing of recruitment strategies for young resources with strong potential;
- exchange of Italian and French resources;
- complete the integration of managerial resources within the group's performance appraisal system;

- application of the appraisal system to all Group management positions.

Saipem's local content initiatives targeted mostly Angola, India, Indonesia and Nigeria: in these countries, the company is defining projects and investments aimed at developing local resources. Furthermore, development is also progressing in Croatia where, during the second half of the year, a motivation analysis will be carried out in addition to a professional skill assessment for all local personnel.

The Group Compensation Harmonisation Project is also progressing; the first results were successfully achieved in June and July this year: the implementation of an annual salary review process common to all Group companies, sharing common policies, guidelines and timeframes. The salary review process has been closely linked to the performance appraisal results for both the company and the group. From a Corporate Governance standpoint, consistent and coherent compensation policies were attained across all group companies, whose expenditure was defined based on the individual company's performance and critical aspects peculiar to the local employment market.

Incentive schemes have been introduced for professional expertise deemed to be critical for the business as well as high-potential resources; the range of compensation tools includes project-specific incentives.

Another important project reached completion during the semester, the integration process for the management of Saipem s.a. into the group's management incentive schemes. This system comprises individual incentives against individual and company's performance, and the 2004 stock-options and stock grant schemes, which link management remuneration levels to growth in terms of shareholders' value.

The Saipem Group shows a decrease in number of employees in terms of average workforce versus the first half 2003; this is due mainly to the release of international personnel following the completion of the Karachaganak project in Kazakhstan.

Italian personnel increased by 149 resources versus the first half 2003, following the acquisition of personnel from the newly formed company Energy Maintenance Services S.p.A. from Eni Exploration & Production (153 resources during the first half 2004).

Within these overall macro policies, the recruitment process followed a review of the Italian personnel qualitative mix. In particular, from 30th June 2003 to 30th June 2004, the following resources were taken on: 45 graduates (6 of which under a vocational contract) and 37 diploma-qualified personnel (1 of which under a vocational contract).

Year 2003	Average Workforce	First half 2003	First half 2004
4,903	Saipem S.p.A. (*)	5,812	3,593
8,101	Saipem s.a. (*)	8,023	8,199
10,192	Other Group Companies (**)	10,543	10,132
23,196	**Total**	**24,378**	**21,924**
6,128	Offshore Construction	6,099	6,754
1,081	Offshore Drilling	1,220	1,087
43	Leased FPSO	26	84
9,680	Onshore Construction	10,494	8,207
2,521	Onshore Drilling	2,609	2,119
687	Liquefied Natural Gas	738	693
1,630	Maintenance Modification and Operation	1,749	1,500
1,426	Staff positions	1,443	1,480
23,196	**Total**	**24,378**	**21,924**
2,332	Italian personnel	2,271	2,420
3,862	French personnel	3,940	3,772
17,002	Other nationalities	18,167	15,732
23,196	**Total**	**24,378**	**21,924**
2,161	Italian personnel under open-ended contract	2,112	2,218
171	Italian personnel under fixed-term contract	159	202
2,332	**Total**	**2,271**	**2,420**

31.12.2003		30.06.2003	30.06.2004
3,382	number of engineers	3,336	3,425

(*) includes personnel employed at joint venture companies for the proportion of participated quota
(**) includes all personnel of consolidated companies; for those companies consolidated using the proportional method, the personnel number included is equal to the proportion of the consolidated quota.

The first half 2004 proved to be difficult in terms of industrial relations in Italy. Despite this, however, Saipem continued to pursue its policy of consolidated industrial relations and managed to table positive meetings and negotiations with national Energy, Engineering and Maritime Trade Unions, with the following results:

- an agreement was reached with the Maritime Union to sign an insurance policy to cover professional and extra-professional accidents to maritime personnel in line with the policy covering personnel in the Energy sector;
- consolidation of the downsizing programme at the Arbatax yard (Sardinia) through measures involving retraining of existing employees for multitasking and the definition of the frame agreement for the outsourcing of complementary activities;
- definition of Eni guidelines vis-à-vis the forthcoming negotiations with the Unions for the 2004-2007 "production bonus" to be allocated based on profitability and productivity indicators for the various business sectors and Group companies;
- successful acquisition by E.M.S. of the company branch MAOP from Stogit S.p.A. on 1st August 2004, consolidating the company's presence in the plant global services maintenance sector.

With regard to organisational issues in the first half of 2004, activities focused on increasing the efficiency of existing organisational processes and structures through their rationalisation.

Efforts were made to spread and consolidate the corporate organisational structure at group operating companies in order to guarantee increased decentralisation and devolution of decision-making powers within the parent company's overall coordination and direction.

Progressive implementation of this model resulted in consolidated operational practices and mechanisms, which constitute the group's organisational management and control instrument. Specifically:

- increased decentralisation in the management and review of Saipem's documentation system though a series of initiatives aimed at allocating responsibilities to the relevant functions. Amongst these initiatives is the implementation of an integrated documentation system which can be shared by all group companies;
- the company's IT system being an instrument for the integration and control of company's processes;
- comprehensive mapping of professional roles within the Saipem Group, inclusive of the new professional positions introduced following the acquisition of Saipem s.a. ;
- standardisation of internal responsibilities and authorisation powers within all Group companies.

Alongside the wide-reaching and improved organisational model, organisation activities were paramount with regard to the Saipem s.a. integration process, and in particular the roll-out and implementation of the company IT system IBIS at Saipem s.a. which entailed coordination of the various units, change management and associated organisational issues.
Throughout 2004, the Organisation department cooperated with Saipem's Internal Audit department to achieve correct disclosure and implementation of the "Organisational, Managerial and Control Model".

information technology

In the first half 2004, the IBIS project progressed through to completion, accomplishing the integration of the various systems and applications within the entire group.
Particularly noteworthy is the successful implementation, at the beginning of the year, of the SAP and People Soft systems at Saipem s.a., Sofresid s.a. and STTS s.n.c.
Moreover, all preparatory activities in terms of technical assessment and training have been carried out in view of the introduction, in the second half 2004, of the SAP and People Soft systems at PT Sofresid Indonesia and the SAP system at EMC BV Portugal and Saibos s.a.s.
Also the People Soft system was rolled-out at Saudi Arabian Saipem Ltd. and the Saipem Sharjah Branch; analysis for future roll-outs was carried out at the companies in Nigeria.
With regard to minor Branches and associated companies of Saipem s.a., preparatory activities in terms of technical assessment and training have been carried out in view of the roll-out of Flexy R4 in the second half 2004.
Utilisation of the module 'Material Tracking - Marian' at Saipem s.a. is progressing; the system was also introduced at Saipem India Project Services Ltd and Intermare Sarda.

Activities on the Data Warehouse project are progressing. The procurement module was finalised and implemented, whereas the Asset Management area is under implementation to fulfil the IT requirements of the new company Energy Maintenance Services S.p.A.
The roll-out was performed successfully for the system SAP SEM-BCS, which will carry out the statutory consolidation of Saipem s.a.; the interim financial statements at 30th June 2004 were obtained utilising this system.
With regard to the Document Workflow system, aimed at managing all technical documents, information and financial material to be rolled out throughout the group, a joint study with Saipem s.a. was finalised, the IT tool was identified (Documentum) and development activities were launched. The new environments for the Organisation and Quality areas were completed and development started on the Welding area.
During the first half of the year, cooperation with Eni continued with regard to the development and implementation of the e-procurement system, whose goal is to exploit the emerging opportunities offered by e-commerce systems.
With regard to the group infrastructure, the "3I Project - ICT Infrastructure Integration Project" to migrate all group IT infrastructure onto the Microsoft Windows 2000 platform is at an advanced stage of development. The project, which will involve the integration of a total of 6,000 users, will achieve completion in 2004. Standardising hardware equipment and software packages will result in higher levels of service in terms of performance, reliability and safety and will streamline the integration of applications. Moreover, the intrinsic characteristics of this new architecture will afford significant cost savings in terms of management.
As part of the "Saipem Group International Network" project, concerning the strategic interconnection of the entire telecoms network, a new integrated network at Group level was designed and is under development; this will achieve greater efficiency in financial terms as well as improved services, an increasingly critical requirement as all applications and systems have been centralised.
Of particular interest is the development and implementation of a telecommunication system designed for the fleet to be completely integrated into the network system at greatly reduced costs when compared to current expenditure. All possible synergies were identified and activated on the integrated IT network both within the Group and at Eni level; a bid was issued consistently with the company's targets, the corporate governance model and requested service levels. Both design and implementation activities are to reach completion by the end of June 2005.

Also, preparatory activities were launched for the IT consolidation project, at both hardware and logic level, so as to enable the rationalisation and optimisation of infrastructure capacity and the implementation of a disaster recovery strategy. Methods and targets will be defined during the preliminary assessment phase, comprising a technology analysis to vet consolidation feasibility. This assessment will also allow an in-depth review of the entire data centre and IT provider markets.
With regard to the protection of company IT data, the SAP environment was provided with Application Security and Infrastructure Security to upgrade the safety parameters of the SAP system. Moreover, new monitoring systems have been activated to enhance the physical and logical safety of the whole IT system, and in particular the protection of confidential data and information.

additional information

Buy-back of treasury shares

The Shareholders' Meeting of 2nd May 2003 had authorised the Board of Directors to buy back up to 4,100,000 treasury shares on the open market, for a total amount not exceeding 35,000,000 euros, for allocation to the stock grant and stock-options schemes.

From 2nd May 2003 to 30th June 2004, the number of treasury shares purchased amounted to 3,520,000.
During the same period, as part of the stock-options scheme approved in 2002 and following their exercise, no. 23,643 treasury shares were transferred to stock option assignees.
Moreover, no. 4,100 treasury shares were transferred to assignees of the 2003 stock grant scheme.
As of 30th June 2004, treasury shares held by the company amounted to 3,492,257 purchased at the overall price of 22,531,462 euros (equal to 6.452 euro per share).

As of 16th September 2004, the company holds no. 3,488,357 treasury shares.
The Shareholders' Meeting of 29th April 2004 authorised the Board of Directors to buy back up to 2,460,000 treasury shares on the open market, for a total amount not exceeding 21,000,000 euros, to be allocated as follows:
- 1,600,000 to the 2004 stock-options scheme;
- 860,000 to the 2003 stock grant scheme.

Incentive schemes

Stock grants

On 13th July 2004, the Board of Directors of Saipem S.p.A. approved the allocation of a maximum of 633,800 shares to the 2003 stock grant scheme. Said stock, to be bought back on the market as per Ordinary Shareholders' Meeting resolution of 29th April 2004, shall be granted free of charge to executive managers who, in 2003, achieved the objectives set by the company, within 45 days after three years from the date of allocation.

Stock-options

In order to implement the 2004 stock-options scheme, on 28th July 2004, the Board of Directors of Saipem S.p.A. approved the allocation of no. 1,166,000 stock-options at the price of 7.594 euros per share (i.e. the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange over the previous month). Stock will be allocated to Saipem Group Executive Managers directly responsible for Group results or holding strategic positions (58 persons).
Options can be exercised after three years from today's date and no later than 28th July 2012 for assignees resident in Italy; assignees resident in France, in compliance with current local regulations, will be able to exercise the stock after four years from date of allocation and no later than 28th July 2011.

Shares for allocation to the stock-options and stock grant schemes will be bought back on the market, as per Ordinary Shareholders' Meeting resolution of 29th April 2004.

Events subsequent to 30th June 2004

New contracts

In July and August 2004, additional orders were awarded to the Saipem Group amounting to approximately 450 million euros, of which approximately 200 million in the Offshore Construction sector.
The most important contracts awarded to the Saipem Group are:

Offshore Construction
- on behalf of BBL Company (partnership comprising Gasunie, E.ON Ruhrgas and Fluxys), the BBL project in the North Sea, involving the laying of a subsea gas pipeline from Balgzand in Holland to Bacton in the UK;
- on behalf of INagip d.o.o., the project Ika, Ida and Ivana Gas Fields Platforms, comprising installation of six jackets and seven decks, in addition to transport and installation of various pipelines and connection spools;
- on behalf of AGIP KCO, the Kashagan Trunkline and Production Flowlines project in Kazakhstan, comprising project management and engineering activities as well as procurement of equipment and additional facilities related to the laying of a trunkline and flowline system;
- on behalf of AGIP KCO, the Kashagan Piles and Flares Fabrication project in Kazakhstan, comprising procurement, construction, assembly, transport and installation of piles and flares.

Onshore Construction
- on behalf of Shell Petroleum Development Company of Nigeria Ltd, the EPC-type contract Soku in Nigeria, comprising engineering, provisioning and construction of facilities to increase the capacity of an existing gas treatment plan.

Onshore Drilling
- on behalf of Eni Dacion B.V., the twenty-eight month lease of the G200 installation in Venezuela;
- on behalf of Eni Dacion B.V., the one-year extension of existing lease contracts for four installations in Venezuela;
- on behalf of KKM Operating Company, the four-month contract of a rig in Kazakhstan;
- on behalf of PDVSA, the five-month lease of a rig in Venezuela.

Liquefied Natural Gas (L.N.G.)
- on behalf of Fluxys, the EPC-type Zeebrugge LNG Terminal project in Belgium, comprising engineering, procurement and construction of facilities to expand a re-gasification terminal, including the storage tank and re-gasification facilities. The contract was awarded to a consortium formed with the Belgian construction companies CFE and Fontec.

Audit Committee

The Audit Committee convened five times in the period from 1st January to 9th September 2004 and carried out the following activities:

- it reviewed the reports issued by the Internal Auditors;
- it examined the audit programme for 2004;
- it examined offers received from the four Auditing Companies invited to tender for the three-year contract (2004-2006) involving audit of Financial Statements and related activities for Saipem, its controlled and associated companies. Having evaluated all offers from the financial standpoint and considered the need for consistent and direct flow of information regarding relations amongst Saipem Group and Eni Group companies, the Audit Committee deemed it advisable to appoint PricewaterhouseCoopers, Independent Auditors of the parent company Eni, and has notified the Board of Directors accordingly. With regard to services commissioned by Saipem to PricewaterhouseCoopers prior to their appointment as Independent Auditors, the Audit Committee evaluated information received and decided that prior assignments are not incompatible, by virtue of their nature and financial immateriality, with the appointment as independent auditors and invited Saipem to refrain from awarding PricewaterhouseCoopers and its network companies any additional non-audit assignments in view of their position as Saipem Group Independent Auditors;
- it met with Saipem's Administration and Finance Director, the Chairman of the Statutory Auditors and the External Auditors to evaluate the adequacy of the accounting principles utilised for the collation of the 2003 Financial Statements and the interim six-monthly Report at 30th June 2004;
- it monitored the status of the IAS introduction project; for the introduction of the International Financial Reporting Standards (IAS-IFRS) in the preparation of Saipem's consolidated financial statements;
- having reviewed the draft of the "Organisational, managerial and control model, pursuant to Law 231/2001 and addenda (Law 61/2002, Law 7/2003) and documentation circulated by the Project Group, it found it adequate for submission to the Board of Directors of Saipem S.p.A.

Compensation Committee

In the first half 2004, the Compensation Committee convened on four occasions and carried out the following: it reviewed the 2004 Group performance and incentive schemes as well as results of the 2003 schemes, in view of the stock grant allocation to Group senior managers; it proposed the remuneration of the Chairman and the Managing Director; it proposed the 2004 stock grant and stock option allocations to managers holding positions directly responsible for Group results or of strategic interest to the Group, who have achieved their pre-set targets.

Operations with related parties

Main operations involving related parties are detailed hereafter, pursuant to the National Commission of Italian Companies and the Stock Exchange ("Commissione Nazionale per le Società e la Borsa") communications no. 97001574 of 20/02/1997 and 98015375 of 27/02/1998.

Saipem S.p.A. is a subsidiary of Eni S.p.A. Operations with related parties entertained by Saipem S.p.A. and/or companies within the consolidation area involve essentially the supply of services, trading of goods, obtainment and use of financial instruments with other Eni S.p.A. subsidiaries or associated companies. These operations are an integral part of the ordinary day-to-day business and are carried out at market conditions, i.e. at prices which would be applied between independent parties. All transactions have been carried out for the mutual benefit of the companies involved.

The table below shows the value of the transactions of a commercial, financial or other

nature entertained with related parties. The analysis by company is based on the principle of relevance in relation to the amount of individual transactions. Operations not itemised because deemed immaterial are to be found under the following headings
- Eni subsidiary companies;
- Eni associated companies;
- other related parties.

Commercial and other transactions (million €)

Company	Payables	Receivables	Goods	Services	Services	Other
			Costs		Revenues	
	30.06.2004		First half 2004			
Eni S.p.A. Exploration & Production	42	-	-	-	87	-
Eni Congo S.A.	1	-	-	-	2	-
Snamprogetti S.p.A.	1	2	-	2	-	-
Eni Pakistan Ltd.	-	-	-	-	1	-
Eni S.p.A. Refining & Marketing	2	3	-	-	-	-
Snamprogetti Saudi Arabia Ltd.	3	1	-	-	-	-
Eni S.p.A. Gas & Power	8	-	-	-	14	-
Eni International B.V.	-	1	-	-	-	-
Ieoc Production B.V.	-	-	-	-	1	-
Eni Corporate University S.p.A.	-	-	-	1	-	-
Greenstream S.p.A.	4	-	-	-	7	-
Agip Fuel S.p.A.	-	2	3	-	-	-
Eni Iran B.V.	18	-	-	-	23	-
Agip Karachaganak B.V.	1	-	-	-	1	-
Agip Energy & Natural Res. (Nigeria)	29	-	-	-	27	-
GreenStream B.V.	32	-	-	-	47	-
Serfactoring S.p.A.	-	18	-	-	-	-
Eni Dacion B.V.	4	-	-	-	6	-
Enidata S.p.A.	-	3	-	3	-	-
Grantour S.p.A.	-	6	-	1	-	-
Sieco S.p.A.	-	5	-	4	-	-
Serleasing S.p.A.	-	1	-	-	-	-
Tecnomare S.p.A.	-	1	-	1	-	-
N.A.E. Ltd.	8	-	-	-	3	-
NAOC - Nigerian Agip Oil Co. Ltd.	20	21	-	-	27	-
Padana Assicurazioni S.p.A.	42	36	-	23	-	-
Eni associated companies	9	-	-	-	52	-
Total	**224**	**100**	**3**	**35**	**298**	-

Saipem S.p.A. and the other companies included in the consolidation area provide services to Eni Group companies mainly in the Offshore & Onshore Construction sectors, in the Offshore & Onshore Drilling sectors both in Italy and abroad and in the M.M.O. sector in Italy. Operating revenues from Eni associated companies amounted to 52 million euros as follows: Blue Stream Pipeline Company B.V. for the project by the same name (18 million euros) and Karachaganak Petroleum Operating B.V. (34 million euros).

Financial operations

(million €)

Company	Receivables	Payables	Commitments	Charges	Income
		30.06.2004		First half 2004	
Enifin S.p.A.	-	557	1,636	12	8
Enibank International Bank Ltd.	-	65	81	1	-
Serleasing S.p.A.	-	31	-	-	-
Eni Coordination Center s.a.	8	319	-	4	2
Total	8	972	1,717	17	10

Enifin S.p.A., a wholly owned subsidiary of Eni S.p.A., provides financial services to Eni Group companies. A specific agreement between Saipem and Enifin provides that the latter supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.

management expectations

The markets in which Saipem operates appear on balance to be good; the Drilling sectors, despite some residual weakness, are showing signs of recovery, the Onshore Construction sector offers good prospects in the medium term, the re-gasification terminal sector is experiencing rapid growth and further expansion continues in the Offshore Construction sector, both in terms of pipelaying and large EPIC contracts in frontier areas.
The high level of oil industry spending is creating a favourable market for oil services companies, in spite of which many have delivered negative results over the past few years. This introduces instability and some operating difficulty throughout the oil service industry which may also affect healthy oil services contractors, since, especially on EPIC contracts, they utilise the services of many other companies as partners, suppliers or subcontractors.
Thanks to its reliability and competitiveness, Saipem is expected to benefit from the positive market trend in the second half of the year. In 2004, the management envisages exceeding the record revenues of 2003, and to achieve a level of contract acquisitions that would further boost the backlog at the end of 2004.
A phenomenon that adversely affects Saipem's profit levels is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600 million per annum, are denominated in euros.
The impact of the Euro appreciation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution. As a result the average invoice exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13). In 2004, the combination of contracts in the backlog at end 2003 to be executed during the current year, along with contracts already won and to be acquired in 2004, is expected to lead to an approximate average invoice exchange rate of 1.15.
Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros. The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating income estimated at 50 million euros.

However, Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and, also owing to a forecast decreased financial burden, underpin expectations for 2004 of attaining results in line with or close to the record level achieved in 2003; specifically
- volumes are expected to grow on account of the substantial order backlog at the end of June 2004 and the good overall trend of the reference market;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation;
- in 2004, further cost savings in the region of 20 million euros are expected from the integration with Bouygues Offshore;
- the average financial debt for 2004 is envisaged to be lower than 2003.

Capital expenditure for 2004 is confirmed to be approximately 200 million euros, and involves maintenance and upgrade of vessels and equipment, project-specific investments and the development of yards in Kazakhstan, Nigeria and Angola.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and actions by the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

reclassified consolidated balance sheet

(million €)

30.06.2003		31.12.2003	30.06.2004
1,691	Net tangible fixed assets	1,694	1,699
872	Net intangible fixed assets	851	832
2,563	Tangible and intangible assets, net	2,545	2,531
1,156	- Offshore Construction	1,127	1,118
632	- Offshore Drilling	656	664
73	- Leased FPSO	89	84
247	- Onshore Construction	244	244
118	- Onshore Drilling	95	89
204	- LNG	193	192
85	- MMO	85	81
48	- Other	56	59
21	Financial investments	26	25
2,584	**Non-current assets (a)**	**2,571**	**2,556**
249	Inventories	307	344
1,407	Other current assets	1,529	1,652
(1,696)	Current liabilities	(1,915)	(1,953)
(125)	Provisions for contingencies and other charges	(117)	(133)
(165)	**Net current assets (b)**	**(196)**	**(90)**
(28)	**Employees' termination benefits (c)**	**(31)**	**(32)**
2,391	**CAPITAL EMPLOYED (d=a+b+c)**	**2,344**	**2,434**
1,288	**Group shareholders' equity (e)**	**1,368**	**1,402**
19	**Minority interest in net equity (f)**	**23**	**23**
568	Net financial debt - medium and long term	578	567
516	Net financial debt - short term	375	442
1,084	**Net debt (g)**	**953**	**1,009**
2,391	**COVER (h = e+f+g)**	**2,344**	**2,434**

reclassified consolidated income statements

By nature of costs (million €)

Year 2003		First half 2003	First half 2004
4,231	**Operating revenues**	**1,868**	**1,911**
11	Other income and revenues	4	5
(2,977)	Purchases, services and other costs	(1,250)	(1,317)
(704)	Payroll and related costs	(355)	(352)
561	**Gross operating income**	**267**	**247**
(258)	Amortisation, depreciation and write-downs (b)	(129)	(120)
303	**Operating income**	**138**	**127**
(53)	Financial expenses, net	(26)	(22)
16	Income from investments, net	8	7
266	**Income before extraordinary items and taxes**	**120**	**112**
(3)	Extraordinary expenses	-	-
263	**Income before income taxes**	**120**	**112**
(67)	Income taxes	(30)	(28)
196	**Income before minority interest**	**90**	**84**
-	Minority interest	-	(2)
196	**Group net income of the year/period**	**90**	**82**

reclassified consolidated income statements

By destination of costs (million €)

Year 2003		First half 2003	First half 2004
4,231	**Operating revenues**	**1,868**	**1,911**
(3,658)	Production costs	(1,593)	(1,651)
(78)	Idle costs	(41)	(38)
(66)	Selling expenses	(36)	(36)
(9)	Research and development expenses	(4)	(3)
(2)	Other operating income (expenses), net	1	2
418	**Contribution from operations**	**195**	**185**
(115)	General and administrative expenses	(57)	(58)
303	**Operating income**	**138**	**127**
(53)	Financial expenses, net	(26)	(22)
16	Income from investments, net	8	7
266	**Income before extraordinary items and taxes**	**120**	**112**
(3)	Extraordinary expenses, net	-	-
263	**Income before income taxes**	**120**	**112**
(67)	Income taxes	(30)	(28)
196	**Income before minority interest**	**90**	**84**
-	Minority interest	-	(2)
196	**Group net income**	**90**	**82**

Saipem

Consolidated financial statements at 30th June 2004

consolidated balance sheet

(million €)

30.06.2003		31.12.2003	30.06.2004
	ASSETS		
-	**Share capital to be received**	-	-
	Fixed assets:		
872	- Intangible assets	851	832
1,691	- Tangible assets	1,694	1,699
21	- Financial fixed assets	26	25
2,584	**Total fixed assets**	**2,571**	**2,556**
	Current assets:		
249	- Inventories	307	344
1,291	- Accounts receivables	1,375	1,538
10	- Marketable securities	13	23
314	- Cash	549	393
1,864	**Total current assets**	**2,244**	**2,298**
118	**Prepayments and accrued income**	**150**	**103**
4,566	**TOTAL ASSETS**	**4,965**	**4,957**

(million €)

30.06.2003		31.12.2003	30.06.2004
	LIABILITIES		
	Shareholders' equity:		
441	- Share capital	441	441
62	- Share premium reserve	62	62
2	- Revaluation reserve pursuant to Law no. 413 of 30.12.1991	2	2
52	- Legal reserve	52	55
10	- Reserve for treasury shares held	13	23
–	- Reserve for buy-back of treasury shares	22	33
21	- Reserve for exchange rate differences	(5)	12
610	- Retained earnings	585	692
90	*- Net income*	196	82
1,288	**Total Group shareholders' equity**	**1,368**	**1,402**
19	**Minority interest in net equity**	**23**	**23**
1,307	**Total**	**1,391**	**1,425**
125	**Provisions for contingencies**	**117**	**133**
28	**Employee termination benefits**	**31**	**32**
2,632	**Accounts payables**	**2,763**	**2,826**
474	**Accrued expenses and deferred income**	**663**	**541**
4,566	**TOTAL LIABILITIES**	**4,965**	**4,957**
	GUARANTEES AND OTHER MEMORANDUM AND CONTINGENCIES ACCOUNTS		
1,224	Guarantees given on behalf of:	977	1,191
1,146	- subsidiary companies	962	1,134
70	- associated companies	9	50
8	- others	6	7
674	Guarantees given by third parties on behalf of parent company	570	595
	Collateral given on behalf of :		
2	- subsidiary companies	1	1
	Other memorandum and contingency accounts :		
1,662	- Hedging contracts	1,994	1,915
3,562	**TOTAL**	**3,542**	**3,702**

consolidated income statement

(million €)

Year 2003		First half 2003	First half 2004
	Revenues:		
4,105	Turnover	1,806	1,887
126	Variations to contract work in progress	62	24
8	Increase in internal work capitalised under fixed assets	1	3
19	Other revenues and income	10	24
4,258	**Total**	**1,879**	**1,938**
	Operating costs:		
759	Raw materials, consumables and supplies	308	357
1,949	Services	819	839
208	Use of third party assets	102	104
706	Payroll and related costs	357	352
267	Amortisation, depreciation and write downs	131	121
(12)	Variations in raw materials, supplies and consumables	(14)	(9)
3	Provision for contingencies	1	21
34	Other provisions	15	4
41	Other operating costs	22	22
3,955	**Total**	**1,741**	**1,811**
303	**Difference between revenues and operating costs**	**138**	**127**
	Financial income and (expenses):		
2	Income from investments	1	-
42	Other financial income	20	23
(95)	Interests and other financial expenses	(45)	(45)
-	Gains and losses on exchange	-	-
(51)	**Total financial income/(expenses)**	**(24)**	**(22)**
14	**Adjustments to financial income and expenses**	**6**	**7**
(3)	**Extraordinary income/(expenses)**	**-**	**-**
263	**Income before income taxes**	**120**	**112**
67	Current, prepaid and deferred income taxes	30	28
196	*Net income before minority interest*	*90*	*84*
-	Minority interest	-	(2)
196	**Group net income of the year/period**	**90**	**82**

Notes to the consolidated financial statements

consolidated cash flow statement

(million €)

Year 2003			First half 2003		First half 2004	
196		Group net income for the period	90		82	
-		Minority interest	-		2	
258		Depreciation and amortisation	129		120	
(9)		Write-downs (appreciations)	(6)		(9)	
(7)		Net change in provisions for contingencies	(3)		14	
3		Net change in employee termination benefits	1		1	
(6)		Losses (gains) on accounts receivable in relation to disposals	(3)		(1)	
-		(Dividends)	(1)		-	
(16)		(Interest earned)	(4)		(7)	
40		Interest paid	17		29	
(7)		Unrealised exchange rate (gains) losses	6		(1)	
3		Extraordinary (income)/expenses	-		-	
67		Income taxes	30		28	
	522	*Operating income before working capital changes*		*256*		*258*
		Variations:				
(140)		Inventories	(75)		(32)	
(107)		Commercial and other accounts receivable	45		(48)	
(47)		Prepayments and accrued income	(4)		48	
476		Commercial and other accounts payable	210		(110)	
(19)		Accrued expenses and deferred income	(26)		26	
	685	*Cash flow from operations*		*406*		*142*
10		Dividends received	10		9	
35		Interest received	3		7	
(39)		Interest paid	(17)		(30)	
(3)		Extraordinary income/(expenses) received/(paid)	-		-	
(84)		Income taxes paid	(45)		(11)	
	604	**Net cash flow from operations**		**357**		**117**
		Investments:				
(15)		Intangible assets	(2)		(4)	
(247)		Tangible assets	(128)		(79)	
(8)		Acquisition of company holdings	(3)		(5)	
(2)		Acquisition of company branches	-		-	
-		Changes to accounts payable and receivable relating to investments	17		-	
(6)		Short term financing loans	(7)		(7)	
	(278)	*Outflows from investments*		*(123)*		*(95)*
		Disposals:				
12		Tangible assets	7		4	
5		Company holdings	2		-	
9		Collection and transfer of short term loans	7		4	
	26	*Inflows from disposals*		*16*		*8*
	(252)	**Net cash flow from investments**		**(107)**		**(87)**
40		Assumption of short-term financial loans	273		92	
220		Assumption of long-term financial loans	15		8	
(191)		Repayment of short-term financial loans	(456)		(190)	
(26)		Repayment of long-term financial loans	(39)		(15)	
9		Increase (decrease) in short-term current account debts	105		-	
1		Third party capital injection	-		-	
(63)		Dividends paid	(65)		(65)	
	(10)	**Net cash flow from financing**		**(167)**		**(170)**
	(13)	**Buy-back of treasury shares**		**(10)**		**(10)**
(4)		Effect of changes to the consolidation area	(5)		(9)	
-		Effect of changes to the consolidation area – cash	-		-	
	(4)	Effect of changes to the consolidation area, net		(5)		(9)
	(26)	Effect of exchange rate fluctuations		(4)		3
	299	**Net cash flow**		**64**		**(156)**
	250	**Cash available at the beginning of the period**		**250**		**549**
	549	**Cash available at the end of the period**		**314**		**393**

Preparation criteria

The consolidated financial statements at 30th June 2004 were prepared in accordance with Italian Securities and Exchange Commission (Consob) regulation no. 11971/1999 amended by resolution no. 12475 of 6/4/2000 and Consob notice no DAC/28034 of 12/4/2000. The following tables were added to provide more comprehensive information:

- Reclassified consolidated balance sheet;
- Reclassified consolidated income statements by nature and destination of costs.

The six-monthly consolidated financial statements comprise the financial statements of Saipem S.p.A. and all Italian and foreign subsidiaries over which Saipem S.p.A. exerts direct or indirect control by way of majority holdings of voting rights or sufficient voting rights to exert a dominant influence at a general shareholders meeting, i.e. by way of agreements with other shareholders. The consolidated financial statements also include, on a line-by-line proportional basis, the financial statements of companies owned and jointly managed with other partners.
Companies held exclusively for subsequent sale, those in liquidation and minor investments or considered immaterial were excluded from the consolidation.
The criteria adopted to establish the consolidation area are consistent with those of the previous financial period (or year).

As stated in the valuation criteria utilised in the preparation of the Consolidated and Statutory Financial Statements at 31st December 2003, contract work in progress includes extra revenues from additional works following modifications to the original contracts when they can be reasonably undertaken. Owing to the ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, the financial statements shall include expected additional revenues even before a formal agreement with the counterpart is reached.

The following tables list subsidiary and associated companies of Saipem S.p.A., pursuant to art. 2359 of the Italian Civil Code, by location (Italy and abroad). They detail consolidation methods and evaluation criteria used, together with information of changes affecting the consolidation area during the period as well as the previous year and semester. The list was drawn up taking into account the last comma of art. 39 of Law 127 of 9/4/1991.
Significant events occurring subsequent to 30th June 2004 are detailed in the Directors' Report.
In compliance with Consob circular no. 97001574 of 20/2/1997, the audit company PricewaterhouseCoopers S.p.A. was appointed to perform a limited review of the consolidated six-monthly financial statements of Saipem Group companies for the years 2004-2006.

Modifications to the balance sheet and income statement.

Modifications were made to the consolidated income statements to reflect the provisions of Law 6 – Vietti act - of 17th January 2003. A new caption has been added "gains and losses on exchange" and the relevant captions for the 2003 Financial Statement as well as the 2003 Six-Monthly Report were amended accordingly. The caption "Income taxes" was changed to "Current, prepaid and deferred income taxes".

Consolidation area

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
CONSOLIDATING COMPANY							
Saipem S.p.A.	S. Donato Mil.se (MI)	EUR	440,958,400	Eni S.p.A.	42.96		
				Saipem S.p.A.	0.79		
				Third parties	56.25		
CONTROLLED COMPANIES							
Italy							
Bos Italia S.r.l.	Milan	EUR	10,000	Saipem s.a.	100.00	100.00	F.C.
Consorzio Saitre (**)	S. Donato Mil.se (MI)	EUR	51,646	Saipem S.p.A.	51.00		Co.
				Third parties	49.00		
Consorzio Sapro	Pescara	EUR	10,329	Saipem S.p.A.	51.00		Co.
				Third parties	49.00		
Energy Maintenance Services S.p.A.	S. Donato Mil.se (MI)	EUR	9,020,216	Saipem S.p.A.	50.00	50.00	F.C.
				Eni S.p.A.	50.00		
Intermare Sarda S.p.A.	Tortolì (NU)	EUR	6,708,000	Saipem S.p.A.	100.00	100.00	F.C.
Saipem Energy International S.p.A .	S. Donato Mil.se (MI)	EUR	2,550,000	Saipem S.p.A.	100.00	100.00	F.C.
Sonsub S.p.A.	Venice	EUR	884,000	Saipem S.p.A.	100.00	100.00	F.C.
Abroad							
Bos Corp. Inc.	Houston (USA)	USD	1,000	Saipem s.a.	100.00	100.00	F.C.
Boscongo s.a.	Pointe Noire (Congo)	XAF	200,000,000	Saipem s.a.	99.98	100.00	F.C.
				Third parties	0.02		
Bos Limited	London (UK)	GBP	5,000,000	Saipem s.a.	100.00	100.00	F.C.
Bos-Uie Limited	London (UK)	GBP	3,300,000	Bos Limited	100.00	100.00	F.C.
Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	Frankfurt (Germany)	EUR	25,565	Saipem s.a.	95.00	100.00	F.C.
				Camom s.a.	5.00		
Camom Industrie Instandhaltung GmbH e Co.Kg.	Spergau (Germany)	EUR	25,565	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	100.00		Co.
Camom Industrie Instandhaltung Verwaltungs GmbH	Spergau (Germany)	EUR	25,565	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	100.00		Co.
Camom s.a.	Montigny le Bretonneux (France)	EUR	2,897,500	Saipem s.a.	100.00	100.00	F.C.
Canalisations, Tuyauteries Soudées s.a.	Nangis (France)	EUR	915,000	Camom s.a.	99.98	100.00	F.C.
				Third parties	0.02		
Conception Maintenance Petrochimique de l'Ouest (***)	S. Vigor d' Ymonville (France)	EUR	305,000	Camom s.a.	99.97		N.E.
				Third parties	0.03		
Csmi S.n.c. (***)	Montigny le Bretonneux (France)	EUR	1,525	Camom s.a.	99.00		N.E.
				Entreprise Nouvelle Marcellin s.a.	1.00		
Delong Corporation	Houston (USA)	USD	21,489	Saipem s.a.	100.00		Co.
Delong Hersent - Estudos, Construções Maritimas e Partecipações, Unipessoal Lda.	Funchal (Portugal)	EUR	5,000	Saipem s.a.	100.00	100.00	F.C.
Entreprise Nouvelle Marcellin s.a.	Marseille (France)	EUR	1,018,700	Saipem s.a	100.00	100.00	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	KZT	1,105,930,000	Saipem International B.V.	50.00	50.00	F.C.
				Third parties	50.00		
ERS Equipment Rental & Services B.V.	Amsterdam (Netherlands)	EUR	90,760	Saipem International B.V.	100.00	100.00	F.C.
European Marine Contractors Llc.	Delaware (USA)	USD	1,000	European Marine Contractors Ltd.	100.00	100.00	F.C.
European Marine Contractors Ltd.	London (UK)	GBP	14,000,000	European Marine Investments Limited	50.00	100.00	F.C.
				Saipem UK Ltd.	50.00		
European Marine Contractors Netherlands B.V.	Rotterdam (Netherlands)	EUR	20,000	Saipem International B.V.	100.00	100.00	F.C.
European Marine Investments Limited	London (UK)	USD	20,000,000	Saipem International B.V.	10.00	10.00	F.C.
				Eni International B.V.	90.00		
European Maritime Commerce B.V.	Amsterdam (Netherlands)	EUR	18,000	ERS Equipment Rental & Services B.V.	100.00		N.E.
Global PetroProjects Services AG	Zurich (Switzerland)	CHF	5,000,000	Saipem International B.V.	100.00	100.00	F.C.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Guandong Contractor S.n.c.	Montigny le Bretonneux (France)	EUR	1,000	Entreprise Nouvelle Marcellin s.a.	60.00	60.00	P.C..
				Third parties	40.00		
Hazira Cryogenic Engineering & Construction Management Pvt Ltd.	Mumbai (India)	INR	100,000	Services et Equipements Gaziers et Petroliers s.a.	55.00	55.00	F.C.
				Third parties	45.00		
Hazira Marine Engineering & Construction Management Pvt Ltd.	Mumbai (India)	INR	100,000	Saipem s.a.	99.99	100.00	F.C.
				Sofresid s.a.	0.01		
Moss Maritime A/S	Lysaker (Norway)	NOK	110,000,000	Saipem International B.V.	100.00	100.00	F.C.
Moss Maritime Inc.	Houston (USA)	USD	145,000	Moss Maritime A/S	100.00	100.00	F.C.
Moss Offshore A/S	Lysaker (Norway)	NOK	20,000,000	Moss Maritime A/S	100.00	100.00	F.C.
Moss Arctic Offshore A/S	Lysaker (Norway)	NOK	100,000	Moss Maritime A/S	100.00	100.00	F.C.
Nigerian Services & Supply Company Limited	Lagos (Nigeria)	NGN	40,000,000	Saipem s.a.	100.00	100.00	F.C.
Petrex S.A.	Iquitos (Peru)	PEN	19,032,170	Saipem International B.V.	100.00	100.00	F.C.
Petromar Lda.	Luanda (Angola)	USD	357,143	Delong Hersent - Estudos, Construcoes Maritimas e Partecipacoes, Unipessoal Lda.	70.00	70.00	F.C.
				Third parties	30.00		
Petro-Marine BCI Engineering Inc.	Wilmington (USA)	USD	101,000	Sonsub Inc.	100.00	100.00	F.C.
PT Bos Indonesia (***)	Jakarta (Indonesia)	IDR	2,176,000,000	Saipem s.a.	99.90		N.E.
				Enterprise Nouvelle Marcellin s.a.	0.10		
PT Saipem Indonesia	Jakarta (Indonesia)	USD	16,000,000	Saipem International B.V.	99.99	100.00	F.C.
				Saipem Asia Sdn Bhd	0.01		
PT Sofresid Indonesia Ll.	Jakarta (Indonesia)	IDR	3,016,000,000	Sofresid s.a.	99.90	100.00	F.C.
				Sofresid Engineering	0.10		
Saibos Akogep S.n.c.	Montigny le Bretonneux (France)	EUR	39,000	Saibos s.a.s.	70.00	70.00	P.C.
				Third parties	30.00		
Saibos Construções Maritimas Lda.	Funchal (Portugal)	EUR	55,102,104	Saipem s.a.	100.00	100.00	F.C.
Saibos FZE	Dubai (United Arab Emirates)	AED	1,000,000	Saibos Construções Maritimas Lda.	100.00	100.00	F.C.
Saibos s.a.s.	Montigny le Bretonneux (France)	EUR	38,125	Saipem s.a.	100.00	100.00	F.C.
Saimexicana SA de Cv	Mexico City (Mexico)	MXN	50,000	Saipem s.a.	100.00		Co.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International B.V.	41.94	100.00	F.C.
				Third parties	58.06		
Saipem (Nigeria) Ltd.	Lagos (Nigeria)	NGN	259,200,000	Saipem International B.V.	89.41	89.41	F.C.
				Third parties	10.59		
Saipem (Portugal) Comércio Marítimo Lda.	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) Gestão de Participações SGPS S.A.	100.00	100.00	F.C.
Saipem (Portugal) Gestão de Participações SGPS S.A.	Funchal (Portugal)	EUR	49,900,000	Saipem International B.V.	100.00	100.00	F.C.
Saipem Algerie s.p.a.	Hassi Messaoud (Algeria)	DZD	10,000,000	Sofresid s.a.	99.94	100.00	F.C.
				Saipem s.a.	0.01		
				Third parties	0.05		
Saipem Argentina S.a.m.i.c. y F. (***)	Buenos Aires (Argentina)	ARS	150,000	Saipem International B.V.	98.77		N.E.
				Third parties	1.23		
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International B.V.	100.00	100.00	F.C.
Saipem Australia Pty Ltd. (***)	Sydney (Australia)	AUD	10,661,000	Saipem International B.V.	100.00		N.E.
Saipem Contracting (Nigeria) Ltd.	Lagos (Nigeria)	NGN	567,000,000	Saipem International B.V.	97.00	97.00	F.C.
				Third parties	3.00		
Saipem do Brasil Serviços de Petroleo Ltda	Rio de Janeiro (Brasil)	BRL	5,814,327	Saipem International B.V.	100.00	100.00	F.C.
Saipem Energy International Ltd. (**)	London (UK)	GBP	6,000,000	Saipem UK Ltd.	100.00		N.E.
Saipem Holding France s.a.s.	Montigny le Bretonneux (France)	EUR	40,000	Saipem International B.V.	100.00	100.00	F.C.
Saipem Inc.	Houston (USA)	USD	1,000,000	Sonsub Inc.	100.00	100.00	F.C.
Saipem India Project Services Limited	Chennai (India)	INR	2,000,000	Saipem s.a.	100.00	100.00	F.C.
Saipem International B.V.	Amsterdam (Netherlands)	EUR	172,444,000	Saipem S.p.A.	100.00	100.00	F.C.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Saipem Logistics Services Limited (***)	Lagos (Nigeria)	NGN	55,000,000	Saipem International B.V.	100.00		N.E.
Saipem Luxembourg S.A.	Luxembourg (Luxembourg)	EUR	3,023,094	Saipem (Portugal) Gestão de Participações SGPS S.A.	100.00	100.00	F.C.
Saipem Mediterranean Services Llc.	Rijeka (Croatia)	HRK	1,500,000	Saipem International B.V.	100.00	100.00	F.C.
Saipem Perfurações e Construções Petrolíferas América do Sul Lda.	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) Gestão de Participações SGPS S.A.	100.00	100.00	F.C.
Saipem s.a.	Montigny le Bretonneux (France)	EUR	25,617,887	Saipem S.p.A.	100.00	100.00	F.C.
Saipem Services s.a.	Bruxelles (Belgium)	EUR	61,500	Saipem International B.V.	99.98		N.E.
				ERS Equipment Rental & Services B.V.	0.02		
Saipem Singapore Pte Ltd. (***)	Singapore (Singapore)	SGD	25,000	Saipem s.a.	100.00		N.E.
Saipem UK Ltd.	London (UK)	GBP	6,470,000	Saipem International B.V.	75.00	100.00	F.C.
				European Marine Investments Limited	25.00		
Saipem Venezuela s.a.	Caracas (Venezuela)	VEB	20,000,000	Saipem s.a.	99.95		Co.
				Third parties	0.05		
SAIR Construções Mecanicas de Estruturas Maritimas Lda.	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS S.A.	86.00	86.00	F.C.
				Third parties	14.00		
SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	Montigny le Bretonneux (France)	EUR	37,000	Saipem s.a.	100.00	100.00	F.C.
SASP Offshore Engineering UK Ltd. (**)	London (UK)	GBP	500,000	Saipem Energy International Ltd.	100.00		N.E.
Saudi Arabian Saipem Ltd.	Al-Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International B.V.	60.00	100.00	F.C.
				Third parties	40.00		
SB Construction and Maritime Services B.V.	Amsterdam (Netherlands)	EUR	18,152	ERS Equipment Rental & Services B.V.	50.00	100.00	F.C.
				Entreprise Nouvelle Marcellin s.a.	50.00		
Services et Equipements Gaziers et Petroliers s.a.	Donges (France)	EUR	38,125	Saipem s.a.	99.76	100.00	F.C.
				Third parties	0.24		
Société Civile Immobiliere Le Moulin de Saint Antoine	Montigny le Bretonneux (France)	EUR	305	Saipem s.a.	95.00		Co.
				Camom s.a.	5.00		
Société de Construction d'Oleoducs S.n.c.	Donges (France)	EUR	39,000	Services et Equipements Gaziers et Petroliers s.a.	99.90	100.00	F.C.
				Camom s.a.	0.10		
Société d'Etudes d'Oleoducs S.n.c. (***)	Montigny le Bretonneux (France)	EUR	39,000	Sofresid s.a.	100.00		N.E.
Société de Pose de Pipelines S.n.c.	Nangis (France)	EUR	40,000	Services et Equipements Gaziers et Petroliers s.a.	50.75		Co.
				Third parties	49.25		
Société Nouvelle Technigaz s.a.	Montigny le Bretonneux (France)	EUR	228,750	Saipem s.a.	99.96	100.00	F.C.
				Third parties	0.04		
Société Robilliart s.a.	Vallée Colons Noumea (France)	XPF	320,000,000	Saipem s.a.	99.98		Co.
				Third parties	0.02		
Sofresid Engineering	Montigny le Bretonneux (France)	EUR	1,267,142	Sofresid s.a.	99.99	100.00	F.C.
				Third parties	0.01		
Sofresid s.a.	Montigny le Bretonneux (France)	EUR	41,957,020	Saipem s.a.	100.00	100.00	F.C.
Sonsub A/S	Randaberg (Norway)	NOK	1,882,000	Saipem International B.V.	100.00	100.00	F.C.
Sonsub Asia Sdn Bhd (**)	Kuala Lumpur (Malaysia)	MYR	100,000	Saipem International B.V.	100.00		N.E.
Sonsub Inc.	Wilmington (USA)	USD	43,333,335	Saipem International B.V.	100.00	100.00	F.C.
Sonsub Ltd.	Aberdeen (UK)	GBP	5,901,028	Saipem International B.V.	100.00	100.00	F.C.
Sonsub International Pty Ltd.	Sydney (Australia)	AUD	13,157,570	Saipem International B.V.	100.00	100.00	F.C.
Star Gulf Free Zone Company	Dubai (United Arab Emirates)	AED	500,000	Saipem s.a.	60.00	100.00	F.C.
				Sofresid s.a.	40.00		
STTS S.n.c.	Montigny le Bretonneux (France)	EUR	1,000	Saipem s.a.	57.00	60.00	P.C..
				Société Nouvelle Technigaz s.a.	3.00		
				Third parties	40.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Studeurop s.a. (**)	Montigny le Bretonneux (France)	EUR	1,220,000	Sofresid s.a.	99.99		N.E.
				Third parties	0.01		
Sud Est Cie	Aix en Provence (France)	EUR	152,704	Sofresid s.a.	99.62		Co.
				Third parties	0.38		
TBE Ltd.	Damietta (Egypt)	EGP	50,000	Société Nouvelle Technigaz s.a.	70.00	70.00	F.C.
				Third parties	30.00		
Tecnoprojecto Internacional Projectos e Realizações Industriais s.a.	Linda a Velha Oeiras (Portugal)	EUR	200,000	Saipem s.a.	85.00		N.E.
				Third parties	15.00		
ASSOCIATED COMPANIES							
Italy							
Consorzio Saipem Energy International - Tecnomare S.p.A.	S. Giuliano Mil.se (MI)	EUR	10,000	Saipem Energy International S.p.A.	50.00	50.00	P.C.
				Tecnomare	50.00		
Consorzio U.S.G. (**)	Parma	EUR	25,823	Saipem S.p.A.	40.00		Co.
				Third parties	60.00		
Rosbos S.c.r.l. (***)	Ravenna	EUR	10,400	Saipem s.a.	50.00		N.E.
				Third parties	50.00		
Rosfin S.r.l.	Ravenna	EUR	9,649,200	Saipem s.a.	33.33		N.E.
				Third parties	66.67		
Abroad							
Africa Oil Services s.a.	Guyancourt (France)	EUR	37,500	Services et Equipements Gaziers et Petroliers s.a.	44.88		N.E.
				Third parties	55.12		
Ateliers Ferroviaires D'artix s.a.	Artix (France)	EUR	80,000	Camon s.a.	49.48		Co.
				Third parties	50.52		
Barber Moss Ship Management A/S	Lysaker (Norway)	NOK	1,000,000	Moss Maritime A/S	50.00		N.E.
				Third parties	50.00		
Bos Offshore Services (Thailand) Limited (**)	Bangkok (Thailand)	THB	100,000	Saipem s.a.	49.00		Co.
				Third parties	51.00		
Bos Shelf Limited Society	Baku City (Azerbaijan)	AZM	10,000,000	Star Gulf Free Zone Company	50.00	50.00	P.C.
				Third parties	50.00		
Dalia Floater Angola S.n.c.	Coubervoie (France)	EUR	0,1	Entreprise Nouvelle Marcellin s.a.	27.50	27.50	P.C.
				Third parties	72.50		
Doris Development Canada Ltd.	St. John's (Canada)	CAD	10,000	Doris Engineering s.a.	100.00		Co.
Doris Engineering s.a.	Paris (France)	EUR	3,571,440	Sofresid s.a.	40.00		N.E.
				Third parties	60.00		
Doris Usa Inc.	Houston (USA)	USD	1,500,000	Bos Corp.Inc.	50.00	50.00	P.C.
				Doris Engineering s.a.	50.00		
Eurig GmbH (***)	Koln (Germany)	EUR	25,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	50.00		Co.
				Third parties	50.00		
Eurig GmbH & Co.Kg. (***)	Koln (Germany)	EUR	250,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	50.00		N.E.
				Third parties	50.00		
FPSO Firenze Produção de Petroleo, Lda.	Funchal (Portugal)	EUR	7,481,968	Saipem (Portugal) Gestão de Participações SGPS S.A.	50.00	50.00	P.C.
				Third parties	50.00		
FPSO Mystras (Nigeria) Ltd.	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras Produção de Petroleo Lda.	100.00	50.00	P.C..
FPSO Mystras Produção de Petroleo, Lda.	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) Gestão de Participações SGPS S.A.	50.00	50.00	P.C.
				Third parties	50.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Gaztransport Et Technigaz s.a.s.	Saint Remy Les Chevreuse (France)	EUR	370,288	Société Nouvelle Technigaz s.a.	22.22		N.E.
				Saipem s.a.	7.78		
				Third parties	70.00		
Katran-k Limited Liability Company	Moscow (Russian Federation)	RUB	1,603,800	Starstroi Limited Liability Company	100.00	50.00	P.C..
Kazakhoil Bouygues Offshore S.a.r.l.	Almaty (Kazakhstan)	KZT	1,000,000	Saipem s.a.	50.00		Co.
				Third parties	50.00		
Kwanda Suporto Logistico Lda.	Luanda (Angola)	AOR	25,510,204	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda.	40.00		N.E.
				Third partie	60.00		
Lipardiz – Construção de Estruturas Maritimas, Unipessoal Lda.	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS S.A.	50.00	50.00	P.C.
				Third parties	50.00		
Moss Krylov Maritime	St.Petersburg (Russian Federation)	RUB	98,000	Moss Maritime A/S	50.00		N.E.
				Third parties	50.00		
Offshore Design Engineering Ltd.	London (UK)	GBP	100,000	Saipem s.a.	50.00	50.00	P.C.
				Doris Engineering	50.00		
Petrosupport s.a.s.	Rueil Malmaison (France)	EUR	38,120	Saipem s.a.	50.00		Co.
				Third parties	50.00		
PMS - Petrochemicals Maintenance Services Gmbh	Leuna (Germany)	EUR	200,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	25.00		Co.
				Third parties	75.00		
Saifor S.p.A (**)	Hassi Messaoud (Algeria)	DZD	35,000,000	Saipem International B.V.	49.99		N.E.
				Third parties	50.01		
Saipar Drilling Company B.V.	Amsterdam (Netherlands)	EUR	20,000	Saipem International B.V.	50.00	50.00	P.C.
				Third parties	50.00		
Saipem Aban Drilling Co. Pvt Ltd.	Chennai (India)	INR	50,000,000	Saipem International B.V.	50.00	50.00	P.C.
				Third parties	50.00		
SEA Tank Co. s.a.	Paris (France)	EUR	46,800	Doris Engineering s.a.	99.62		Co.
				Third parties	0.38		
Servicios de Construçiones Caucedo s.a.	Dominican Republic (Dominican Rep.)	DOP	100,000	Saipem s.a.	49.70	50.00	P.C.
				Third parties	50.30		
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	33.33	33.33	P.C
				Third parties	66.67		
Starstroi Limited Liability Company	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem s.a.	50.00	50.00	P.C.
				Third parties	50.00		
Starstroi – Security sarl	Krasnodar (Russian Federation)	RUB	300,000	Starstroi Limited Liability Company	100.00		N.E.
Starstroi – Sakhalin – Bezopasnost sarl	Yuzhno (Russian Federation)	RUB	300,000	Starstroi – Security sarl	100.00		N.E.
Starstroi – Vostok – Bezopasnost sarl	Khabarovsk (Russian Federation)	RUB	100,000	Starstroi – Security sarl	100.00		N.E.
Tchad Cameroon Maintenance B.V.	Schiedam (Netherlands)	EUR	18,000	Saipem s.a.	40.00		N.E.
				Third parties	60.00		
Tss Dalia S.n.c.	Courbervoie (France)	EUR	0,1	Saipem s.a.	27.50	27.50	P.C.
				Third parties	72.50		
Upstream Constructors International FZCO	Jebel Ali (United Arab Emirates)	AED	600,000	Saibos Construções Maritimas Lda.	50.00	50.00	P.C.
				Third parties	50.00		

(*) F.C. = full consolidation, P.C. = proportional consolidation; N.E. consolidation using net equity method; Co. = consolidation using the cost method
(**) in liquidation
(***) inactive throughout the year

The Saipem Group comprises 137 companies: 68 are consolidated using the full consolidation method, 20 the proportional method; 29 the net equity method and 20 the cost method.

☐ Variations to the consolidation area

Variations in the consolidation area, with respect to the consolidated financial statements at 31st December 2003, are detailed hereunder in chronological order:

New company incorporations:

- on 21st April 2004, the Russian company **Starstroi - Security sarl** was incorporated and is consolidated using the net equity method (the company is 100% owned by Starstroi Limited Liability Company);
- on 21st April 2004, the Russian company **Starstroi - Sakhalin - Bezopasnost sarl** was incorporated and is consolidated using the net equity method (the company is 100% owned by Starstroi - Security sarl);
- on 21st April 2004, the Russian company **Starstroi - Vostok - Bezopasnost sarl** was incorporated and is consolidated using the net equity method (the company is 100% owned by Starstroi - Security sarl);
- on 22nd April 2004, the German company **PMS - Petrochemicals Maintenance Services Gmbh** was incorporated; it is held by Camom Gesellschaft fur Instandhaltung und Montagen Gmbh (25%) and third parties (75%), and it has been consolidated using the cost method.

Acquisition of company holdings:

- on 28th April 2004, 51% of the share capital of the company **Camom Industrie Instandhaltung GmbH e Co.Kg.** was acquired from third parties so as to achieve 100% ownership; the company is consolidated using the cost method as it was at 31st December 2003.

Disposals, liquidations and changes to the consolidation method:

- the company **Conception Maintenance Petrochimique de L'Ouest s.a.**, previously consolidated using the full consolidation method, is consolidated using the net equity method following the cessation of company activities;
- the company **Csmi S.n.c.**, previously consolidated using the full consolidation method, is consolidated using the net equity method following the cessation of company activities;
- the company **Eurig Gmbh & Co Kg**, previously consolidated using the proportional consolidation method, is consolidated using the net equity method following the cessation of company activities;
- the company **Société d'Etudes d'Oleoducs S.n.c.**, previously consolidated using the full consolidation method, is consolidated using the net equity method following the cessation of company activities;
- the company **Studeurop s.a.**, previously consolidated using the full consolidation method, is consolidated using the net equity method following the cessation of company activities - on 3rd May 2004, the company was put into liquidation;
- the company **Rosbos S.c.r.l.**, previously consolidated using the proportional consolidation method, is consolidated using the net equity method following the cessation of company activities;
- the company **Moss Arctic Offshore A.S.**, previously consolidated using the proportional consolidation method, is consolidated using the full consolidation method following the acquisition of the remaining 50% from third parties;
- **PT Bos Offshore Indonesia Ll.** changed its name to **PT Bos Indonesia**; the company, previously consolidated using the full consolidation method, is consolidated using the net equity method following the cessation of company activities;
- the company **Saipem Energy International Ltd.**, previously consolidated using the full consolidation method, is consolidated using the net equity method following the company's voluntary wind-up;
- the company **Saipem Singapore Pte. Ltd.**, previously consolidated using the full consolidation method, is consolidated using the net equity method following the cessation of company activities;
- on 19th April 2004, the company **Principia Recherche Developpement s.a.**, previously consolidated using the net equity method, was sold to third parties;
- the company **Doris Development Canada Ltd.**, previously consolidated using the net equity method, is consolidated using the cost method;
- the company **Sea Tank Co. s.a.**, previously consolidated using the net equity method, is consolidated using the cost method.

Change of company names or transfer of holdings between group companies, not affecting the consolidation area:

- on 7th January 2004, the company International Development Process and Engineering Limited changed its name to **Saipem India Project Services Limited**;
- on 31st March 2004, the company Sofresid Group s.a. was merged into the company **Sofresid s.a.**

☐ Principles of consolidation, accounting and valuation criteria

Accounting and consolidation principles as well as valuation criteria used are those applied in the collation of the consolidated financial statements at 31st December 2003 and the six-monthly report at 30th June 2003.

The financial statements of foreign companies have been converted from foreign currencies into euros using the following exchange rates:

Currency	Exchange rate at 31.12.2003	Exchange rate at 30.06.2004	Average rate of exchange over the six months
US Dollar	1.26	1.21	1.23
Pound Sterling	0.70	0.67	0.67
Algerian Dinar	84.92	84.22	85.63
Angolan Kwanza	99.22	101.52	99.27
Saudi Arabian Riyal	4.73	4.55	4.60
Australian Dollar	1.68	1.75	1.66
Azerbaijani Manat	6,212.69	6,007.00	6,054.55
Brazilian Real	3.66	3.78	3.64
Congo Franc cfa	655.96	655.96	655.96
Croatian Kuna	7.65	7.35	7.51
Indian Rupee	57.58	55.87	55.31
Indonesian Rupee	10,621.80	11,412.20	10,716.30
Kazakhstani Tengè	180.80	165.27	169.93
Malaysian Ringgit	4.79	4.62	4.66
Nigerian Naira	174.29	159.84	164.11
Norwegian Kroner	8.41	8.44	8.45
Peruvian New Sol	4.38	4.22	4.26
Russian Rouble	36.93	35.33	35.30
Singaporean Dollar	2.14	2.09	2.08
Swiss Franc	1.56	1.52	1.55
UAE Dirham	4.64	4.46	4.51

balance sheet - assets

Non current assets

Intangible assets

At 30th June 2004, intangible assets amounted to 832 million euros, a net decrease of 19 million euros versus 31st December 2003. Saipem S.p.A. holds intangible assets of 14 million euros, whilst the remaining 818 million euros refer to assets held by other Group companies.

The table below details the main variations of the first half of 2004:

(million €)

	Start-up and upgrade costs	Research and development costs	Industrial patents and similar rights	Goodwill	Differences on consolidation	Assets under development and payments on account	Other	Total
Historic cost								
Balance at 31.12.2003	1	6	78	55	872	4	21	1,037
Variations:								
- acquisitions	-	-	2	-	5	2	-	9
- exchange rate differences and other variations	-	-	1	-	5	-	-	6
- transfers	-	-	1	-	-	(1)	-	-
Balance at 30.06.2004	1	6	82	55	882	5	21	1,052
Accumulated depreciation and amortisation								
Balance at 31.12.2003	1	-	66	19	80	-	20	186
Variations:								
- amortisation	-	1	5	5	22	-	-	33
- exchange rate differences and other variations	-	-	-	-	1	-	-	1
- transfers	-	-	-	-	-	-	-	-
Balance at 30.06.2004	1	1	71	24	103	-	20	220
Net book value	**-**	**5**	**11**	**31**	**779**	**5**	**1**	**832**

Main captions of intangible assets comprise the following:

- the caption "industrial patents and similar rights" mainly comprises costs incurred for the roll-out of SAP modules at subsidiary companies;
- the caption "goodwill" refers to the increased value resulting from the reorganisation of the Moss Maritime Group;
- the caption "Differences on consolidation" comprises the difference between the purchase price and the net equity of Saipem s.a. (755 million euros), Sofresid s.a. (21 million euros), Petromarine/BCI (2 million euros) and Saipem Energy International S.p.A. (1 million euros).

☐ Tangible assets

Tangible assets at 30th June 2004 amounted to 1,699 million euros, a net increase of 5 million euros versus 31st December 2003.

The following table shows variations, in the most significant sectors, which occurred during the first six months of the year.

(million €)

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other assets	Assets under construction and payments on account	Total
Historical cost						
Balance at 31.12.2003	132	2,898	291	80	30	3,431
Variations :						
- acquisitions	10	43	10	5	11	79
- transfers	-	-	-	1	(1)	-
- disposals	-	(15)	(1)	(2)	-	(18)
- exchange rates differences and other variations	3	16	6	-	-	25
Balance at 30.06.2004	145	2,942	306	84	40	3,517
Accumulated depreciation and amortisation						
Balance at 31.12.2003	69	1,364	251	53	-	1,737
Variations:						
- depreciation	4	70	7	6	-	87
- disposals	-	(12)	(1)	(2)	-	(15)
- exchange rates differences and other variations	2	6	2	(1)	-	9
Balance at 30.06.2004	75	1,428	259	56	-	1,818
Net book value	**70**	**1,514**	**47**	**28**	**40**	**1,699**
Revaluation of assets held at 30.06.2004	3	23	15	-	-	41
Net revaluation of assets held at 30.06.2004	1	-	-	-	-	1

Increases occurred during the first half of the year, amounting to 79 million euros, are mainly attributed to upgrades to the semi-submersible platforms Scarabeo 3, Scarabeo 4 and the jack-up Perro Negro 3 (a total of 23 million euros), the purchase of plant and equipment necessary for the execution of the Sakhalin project in Russia (9 million euros), the construction of a fabrication yard in Kazakhstan (4 million euros) and the extension of the yards in Angola and Nigeria (8 million euros).
Certain tangible assets were re-valued in previous years, in accordance with specific monetary revaluation legislation. The residual value of such revaluations at 30th June 2004 amounted to 1 million euros.

Tangible assets include freely transferable assets of 3 million euros and leased assets of 40 million euros. The latter relate exclusively to the leasing of a deep-water drilling rig Scarabeo 5.

☐ Financial assets

At 30th June 2004, these amounted to 25 million euros, a decrease of 1 million euros versus 31st December 2003. Variations in the first half of the year were as follows:

(million €)

	Cost	Adjustments	Total
Opening balance:			
- subsidiary companies	6	(4)	2
- associated companies	24	(2)	22
- other companies	2	-	2
Total	**32**	**(6)**	**26**
Variations:			
Re-valuations			
- subsidiary companies	1	-	1
- associated companies	7	-	7
Sales			
- associated companies	(2)	1	(1)
Write-downs			
- subsidiary companies	(1)	-	(1)
- associated companies	(8)	-	(8)
Variations to the consolidation area			
- subsidiary companies	2	(1)	1
Closing Balance:			
- subsidiary companies	8	(5)	3
- associated companies	21	(1)	20
- other companies	2	-	2
Total	**31**	**(6)**	**25**

☐ Subsidiary companies

At 30th June 2004, they amounted to 3 million euros, an increase of 1 million euros versus the previous year, and are detailed below.

Valued using the equity method:

(million €)

	Group Holding %	31st December 2003	30th June 2004
SASP Offshore Engineering UK Ltd.	100.00	1	1
Saipem Logistics Services Ltd.	100.00	1	1
Conception Maintenance Petrochimique de l'Ouest s.a.	99.97	-	1
Total		**2**	**3**

☐ Associated companies

At 30th June 2004, they amounted to 20 million euros, a decrease of 2 million euros versus the year 2003, and are detailed below.

Valued using the equity method:

(million €)

	Group Holding %	31st December 2003	30th June 2004
Gaztransport et Technigaz S.a.s.	30.0	10	8
Doris Engineering s.a.	40.0	6	6
Kwanda Suporto Logistico Lda.	40.0	2	3
Rosfin S.r.l.	33.3	3	2
Tchad Cameroon Maintenance B.V.	40.0	-	1
Other minority holdings		1	-
Total		**22**	**20**

☐ Other companies

At 30th June 2004, they amounted to 2 million euros and are detailed below.

Investments in Eni Group companies valued using the cost method:

(million €)

	Group Holding %	31st December 2003	30th June 2004
Sieco S.p.A.	16.0	2	2
Total		**2**	**2**

Current assets

Inventories

At 30th June 2004, inventories amounted to 344 million euros, an increase of 37 million euros versus 31st December 2003. Inventory variations were as follows:

(million €)

	Raw materials and consumables	Contract work in progress	Total
Opening balance:			
- original value (a)	143	174	317
- provision for write-downs (b)	(10)	-	(10)
- net carrying value	133	174	307
Variations:			
Original value:			
- operating variations	9	24	33
- exchange rate differences and other variations	2	2	4
Total (c)	11	26	37
Provision for write-downs:	-	-	-
Closing balance:			
- original value (e=a+c)	154	200	354
- provision for write-downs (f=b+d)	(10)	-	(10)
- net carrying value (g=e+f)	144	200	344

Raw materials and supplies, mainly comprising spare parts for assets and equipment, were written-down in previous years to account for the reduced use of certain materials and the obsolescence of certain specific items.

The valuation of work in progress includes requests for payments not yet formally accepted by clients.

Work in progress for Eni Group companies amounted to 57 million euros.

☐ Accounts receivable

At 30th June 2004, accounts receivable amounted to 1,538 million euros, an increase of 163 million euros versus 31st December 2003.

Variations for the period have been set out in the following table:

(million €)

	Total
Opening balance	
- original value (a)	1,442
- provision for write-downs (b)	(67)
- net value	1,375
Variation for the period:	
Original value:	
- operating variations	137
- exchange differences	24
Total (c)	161
Provision for write-downs:	
- (allocations)/utilisation	2
- exchange differences	-
Total (d)	2
Closing balance	
- original value (e=a+c)	1,603
- provision for write-downs (f=b+d)	(65)
- net value (g=e-f)	1,538

This caption includes receivables from clients, others, the parent companies, associated and subsidiary companies, as follows:

(million €)

	31.12.2003	30.06.2004
Receivables from clients	1,020	1,088
Receivables from others	300	391
Receivables from parent companies	45	52
Receivables from associated companies	7	4
Receivables from subsidiary companies	3	3
Total	**1,375**	**1,538**

Receivables from Eni Group companies amounted to 224 million euros, inclusive of 8 million relating to financial credits.

There are no receivables due after 5 years.

During the first half 2004, Saipem S.p.A. factored receivables of 61 million euros.

☐ Marketable securities

This caption amounts to 23 million euros and comprises treasury shares, bought back by Saipem S.p.A. on the open market for allocation to the stock grant and stock-options schemes aimed at executive managers of Saipem S.p.A., controlled companies, parent company and subsidiaries of the parent company working for the Saipem Group who have achieved their pre-set targets.

☐ Cash and equivalents

Cash amounted to 393 million euros at 30th June 2004, a decrease of 156 million euros versus 31st December 2003, following payments of dividends by Saipem S.p.A. and outlays on investments.

☐ Prepayments and accrued income

At 30th June 2004, prepayments amounted to 103 million euros, a decrease of 47 million euros versus 31st December 2003. They relate to costs pertaining to future years of 54 million euros (106 million euros at 31st December 2003), prepaid insurance premia of 19 million euros (8 million euros at 31st December 2003); financial expenses and exchange rate differences on hedge contracts for exchange rate risks on long-term contracts by Saipem S.p.A. and a foreign subsidiary of 3 million euros (7 million euros at 31st December 2003).

Prepayments towards Eni Group companies amounted to 19 million euros.

balance sheet - liabilities

Shareholders' equity

At 30th June 2004, Group shareholders' equity amounted to 1,402 million euros, an increase of 34 million euros versus 31st December 2003.

The following tables indicate the movements occurring during the period in consolidated net equity and the reconciliation between Saipem S.p.A.'s net equity and results for the period with those of the Group.

Movements in consolidated shareholders' equity for the years ended 31st December 2002, 2003 and the six-months at 30th June 2004

(million €)

	Share capital	Share premium reserve	Revaluation reserve	Legal reserve	Reserve for treasury shared held	Reserve for buy-back of treasury shares	Reserve for exchange rate differences	Retained earnings	Group net income	Total
Balance at 31.12.2001	**440**	**60**	**2**	**46**	**-**	**-**	**54**	**386**	**168**	**1,156**
Distributed dividends	-	-	-	-	-	-	-	-	(56)	(56)
Retained earnings 2001 and attribution to legal reserve	-	-	-	2	-	-	-	110	(112)	-
Share capital increase following stock options exercise	1	2	-	-	-	-	-	-	-	3
Exchange differences	-	-	-	-	-	-	(19)	-	-	(19)
Net income	-	-	-	-	-	-	-	-	191	191
Balance at 31.12.2002	**441**	**62**	**2**	**48**	**-**	**-**	**35**	**496**	**191**	**1,275**
Distributed dividends	-	-	-	-	-	-	-	-	(63)	(63)
Retained earnings 2002 and attribution to legal reserve	-	-	-	4	-	-	-	124	(128)	-
Buy-back of treasury shares	-	-	-	-	13	22	-	(35)	-	-
Exchange differences	-	-	-	-	-	-	(40)	-	-	(40)
Net income	-	-	-	-	-	-	-	-	196	196
Balance at 31.12.2003	**441**	**62**	**2**	**52**	**13**	**22**	**(5)**	**585**	**196**	**1,368**
Distributed dividends	-	-	-	-	-	-	-	-	(65)	(65)
Retained earnings 2003 and attribution to legal reserve	-	-	-	3	-	-	-	128	(131)	-
Buy-back of treasury shares	-	-	-	-	10	11	-	(21)	-	-
Exchange differences	-	-	-	-	-	-	17	-	-	17
Net income	-	-	-	-	-	-	-	-	82	82
Balance at 30.06.2004	**441**	**62**	**2**	**55**	**23**	**33**	**12**	**692**	**82**	**1,402**

The reserve for exchange rate differences comprises the translation effect of financial statements in foreign currencies for those companies operating independently from the parent company.

Reconciliation of Saipem S.p.A. shareholders' equity and net income to consolidated shareholders' equity and net income

(million €)

	Shareholders' equity	Net income	Shareholders' equity	Net inocme	Shareholders' equity	Net income
	31.12.2002		31.12.2003		30.06.2004	
As reported in the statutory financial statements	684	70	689	68	650	25
- difference between book value and shareholders' equity, including result for the year, of consolidated subsidiaries	884	259	902	59	957	49
- consolidation adjustments for:						
. un-realised inter-company result elimination	(300)	(193)	(271)	32	(318)	(54)
. elimination of tax effects by nature	24	15	37	16	38	1
. other adjustments	7	43	34	21	98	63
Total shareholders' equity	**1,299**	**194**	**1,391**	**196**	**1,425**	**84**
Minority interests in capital and reserves	(24)	(3)	(23)	-	(23)	(2)
Group Shareholders' equity	**1,275**	**191**	**1,368**	**196**	**1,402**	**82**

Provisions for contingencies

At 30th June 2004, provisions for contingencies amounted to 133 million euros, an increase of 16 million euros versus 31st December 2003.

The table below gives an overview of the main variations that occurred during the period.

Variations to provision for contingencies

(million €)

	Severance pay and similar provisions	Income taxes	Stock grants	Periodic maintenance	Losses on long term contracts	Provision for contingencies	Provision for losses in associated and other companies	Redundancy incentives	Other provisions	Total
			Other provisions for contingencies							
Balance at 31.12.2002	**31**	**33**	**-**	**17**	**16**	**33**	**1**	**-**	**1**	**132**
movements:										
Allocation	9	1	2	12	22	3	-	1	-	50
Utilisation	(7)	(1)	-	(11)	(16)	(20)	-	-	(1)	(56)
Exchange rate differences	(3)	-	-	(1)	(5)	-	-	-	-	(9)
Other variations	2	(8)	-	-	3	3	-	-	-	-
Balance at 31.12.2003	**32**	**25**	**2**	**17**	**20**	**19**	**1**	**1**	**-**	**117**
movements:										
Allocation	8	3	-	3	21	1	-	-	-	36
Utilisation	(5)	-	-	(8)	(2)	(5)	-	-	-	(20)
Exchange rate differences	1	-	-	-	-	-	-	-	-	1
Other variations	(1)	-	-	-	(13)	13	-	-	-	(1)
Balance at 30.06.2004	**35**	**28**	**2**	**12**	**26**	**28**	**1**	**1**	**-**	**133**

Severance pay and similar provisions

This amounted to 35 million euros, an increase of 3 million euros versus the previous year; this caption includes amounts due to personnel employed in countries other than Italy to whom local legislation applies.

Income taxes

These amounted to 28 million euros, an increase of 3 million euros versus the previous year. These provisions are made for potential or existing disputes with tax authorities in countries other than Italy based on objectively grounded risks considering local tax regulations.

Other provisions for contingencies

These amounted to 70 million euros, an increase of 10 million euros versus the previous year and comprise the following:

Provisions for stock grant schemes

These include the cost of the scheme, inclusive of the fair value of stock, social contributions and severance pay provisions, which will be due upon the transfer of the stock to company employees. These provisions also include the overall fair value of stock allocated to employees of subsidiary companies, whose costs have been subsequently re-charged.

Periodic maintenance

These provisions amounted to 12 million euros, a decrease of 5 million euros versus the previous year, and include perio-

dic maintenance on vessels and the release of those provisions that have become redundant following changes to the operations plans for certain vessels.

Losses on long-term contracts

Provisions amounted to 26 million euros, an increase of 6 million euros versus the previous year. At year-end, these represented the best estimate of expected losses on long term contracts in the Offshore and Onshore Construction sectors.

Provisions for contingencies

Amounted to 28 million euros, an increase of 9 million euros versus the previous year, and relate mainly to estimated charges from ongoing legal proceedings, in addition to utilisation of funds for the settlement of commercial transactions.

Provisions for redundancy incentives to surplus personnel

These amounted to 1 million euros, unchanged from 2003. They relate to provisions made during the previous year by an Italian subsidiary.

Employee termination benefits

These amounted to 32 million euros, a net increase of 1 million euros versus the previous year.

Variations have been set out below:

(million €)

	Total
Opening balance	**31**
Variations:	
- allocations	3
- utilisation	(2)
Closing balance	**32**

Accounts payable

At 30th June 2004, payables amounted to 2,826 million euros, an increase of 63 million euros versus 31st December 2003.

Variations for the period were as follows:

(million €)

	Total
Opening balance	**2,763**
Variations during the period	
- operating changes	(35)
- exchange rate differences and other variations	98
Closing balance	**2,826**

This caption may be broken down as follows:

(million €)

	31.12.2003	30.06.2004
Payables to other financial institutions	1,100	1,006
Accounts payable to suppliers	877	846
Payables to banks	411	408
Advances	138	199
Amounts payable to tax authorities	43	89
Social security charges	29	28
Amounts payable to parent companies	4	3
Amounts payable to subsidiary companies	-	1
Amounts payable to associated companies	1	1
Other payables	160	245
Total	**2,763**	**2,826**

Payables due to Eni Group companies amounted to 1,072 million euros and include debts of a financial nature (972 million euros).

At 30th June 2004, there are no payables due after five years.

Payables to other financial institutions amounted to 1,006 million euros, a decrease of 94 million euros versus 31st December 2003. It comprises loans granted to the parent company and subsidiaries by Eni Group finance companies (941 million euros), and payables due to leasing companies for capital leases (31 million euros).
Payables to other financial institutions due after one year amounted to 264 million euros (276 million euros at 31st December 2003).

Payables to banks amounted to 408 million euros, a decrease of 3 million euros versus 31st December 2003. Amounts payable to banks due after one year totalled 303 million euros.
Amounts due after one year relate to a loan of 300 million euros obtained by Saipem S.p.A. in 2003 and expiring in 2007. At the end of June, the interest rate, variable and linked to the Euribor rate, stood at 2.5450%.
Amounts due to banks secured by collateral amounted to 1 million euros and relate exclusively to a loan granted to an Italian subsidiary and secured with a special lien on the related tangible assets.

Accrued expenses and deferred income

At 30th June 2004, they amounted to 541 million euros, a decrease of 122 million euros versus 31st December 2003. Deferred income mainly comprises adjustments to revenue figures for long term contracts in accordance with the accrual concept made on the basis of the amounts contractually matured (485 million euros), and exchange rate differences on hedging contracts.

Deferred income from Eni Group companies amounted to 4 million euros.

Guarantees and other memorandum and contingency accounts

At 30th June 2004, they amounted to 3,702 million euros (3,542 million euros at 31st December 2003).

Guarantees

Guarantees amounted to 1,786 million euros, and are summarised as follows:

(million €)

	31.12.2003	30.06.2004
Guarantees on behalf of:		
- subsidiary companies	962	1,134
- associated companies	9	50
- others	6	7
Total	**977**	**1,191**
- Guarantees by third parties in favour of Saipem S.p.A.	570	595
Total	**1,547**	**1,786**

Mainly comprising:

- Guarantees given to third parties relating to guarantees issued by banks by order and on behalf of Saipem S.p.A., for obligations arising from the participation in contract tenders, for the proper execution of work, for liens and credit facilities.

Collateral

Collateral amounted to 1 million euros and related to special liens on tangible assets granted by an Italian subsidiary to a bank to guarantee financing received.

☐ Other memorandum and contingency accounts

These amounted to 1,915 million euros and refer to commitments on hedging contracts.
This caption can be broken down as follows:

(million €)

	Value at 31.12.2003	Value at 30.06.2004
Hedging contracts – fixed exchange rate:		
. purchase of foreign currency	386	426
. sale of foreign currency	745	740
Total	**1,131**	**1,166**
Interest rate swaps (I.R.S.):		
. purchase	17	-
. sale	400	400
Total	**417**	**400**
Options:		
. purchase of foreign currency	59	74
. sale of foreign currency	387	275
Total	**446**	**349**
TOTAL	**1,994**	**1,915**

Derivative contracts were entered into in order to reduce the market risk exposure arising from exchange rate fluctuations of those currencies in which trading transactions are carried out. Thus, derivative contracts for dealing purposes are not held.

Amounts by currency are as follows:

(million €)

	Nominal value at 31.12.2003		Nominal value at 30.06.2004	
Currency	Purchase	Sale	Purchase	Sale
US Dollar	245	1,050	320	950
Euro	3	425	22	430
Pound Sterling	12	27	104	26
Norwegian Kroner	86	26	45	3
Other	3	4	9	6
Total	**462**	**1,532**	**500**	**1,415**

The market value of the above contracts reflects the amounts estimated as payable or receivable if the contracts were to be settled at period end including, therefore, the unrealised income or losses on open contracts. In order to estimate the market value of the contracts, the stock market prices and appropriate pricing models have been used. The total theoretical net gains / (losses) arising are as follows:

(million €)

	31.12.2003	30.06.2004
Derivative contracts on currencies:		
- gains	77	17
- losses	(18)	(17)
Total	**59**	-

Commitments relating to hedging contracts with Eni Group companies amount to 1,717 million euros (1,677 million euros at 31.12.2003).

Interest rate swaps (I.R.S.) were entered into in order to reduce the risk exposure arising from interest rate fluctuations.

It was agreed for the parties to swap, at set due dates, the difference between fixed and variable rate, calculated on a nominal reference value.
Details on interest rate swaps at 30th June 2004 are as follows:

	31.12.2003	30.06.2004
Nominal value (million €)	400	400
Swap – sale	3.78	3.78
Swap – purchase	2.19	2.19
Expiry (years)	4	4

Average variable rates are based on interest rates at period end and can vary, thereby significantly affecting future flows. Comparison between sale and purchase swaps does not provide an indication on existing derivative contracts; this result depends on the underlying transaction.
The market value for these type of contracts shows theoretical losses amounting to 6,911 thousand euros.

☐ Off-balance sheet commitments and contingencies

The parent company, for the benefit of its customers, is committed to fulfilling the contractual obligations entered into by subsidiary or associated companies where they fail to fulfil the contractual obligations themselves, as well as to pay for any damages incurred as a result of any failure to meet those obligations.
These commitments guarantee the cover for contracts whose overall value amounts to 4,608 million euros at 30th June 2004 (3,959 million euros at 31st December 2003).

income statement

☐ Turnover

Turnover amounted to 1,887 million euros, an increase of 81 million euros versus the first half 2003.

A breakdown of the Group turnover by business sector is set out below:

(million €)

Business Unit	First half 2003	First half 2004
Offshore Construction	975	1,147
Offshore Drilling	153	140
Leased FPSO	17	24
Onshore Construction	379	278
Onshore Drilling	97	78
Liquefied Natural Gas (.L.N.G)	97	97
Maintenance, Modification and Operation (M.M.O.)	88	123
Total	**1,806**	**1,887**

Turnover by geographical are is as follows:

(million €)

Geographical area (*)	First half 2003	First half 2004
Italy	23	46
North Sea	111	97
Rest of Europe	276	368
Africa	919	1,057
Middle and Far East	344	200
Americas	133	83
Australia and Oceania	-	36
Total	**1,806**	**1,887**

(*) Based on the final destination of services

Revenues from Eni Group companies during the first half 2004 amounted to 246 million euros.

☐ Variations to contract work in progress

The positive variation of 24 million euros in the first half of 2004 (+62 million euros in the first half of 2003) is connected to contracts in the Onshore and Offshore Construction sectors.

☐ Increase in internal work capitalised under fixed assets

Capitalisation of costs for internal construction works amounted to 3 million euros.

☐ Other revenues and income

These amounted to 24 million euros (10 million euros in the first half 2003); and have been analysed as follows:

(million €)

	First half 2003	First half 2004
Release of provisions for contingencies	-	9
Revaluation of current assets receivables	1	3
Compensation for damages	-	3
Gains on sale of tangible fixed assets	2	2
Income on charge-out fees for personnel	2	1
Grants	1	1
Income relating to trading transactions	-	1
Other operating revenues	4	4
Total	**10**	**24**

☐ Raw materials, consumables and supplies

This caption amounted to 357 million euros, an increase of 49 million euros versus the first half 2003. It comprises costs for the purchase of raw and other materials used in operations as well as consumables and supplies.
Costs for raw materials, consumables and supplies purchased from Eni Group companies amounted to 3 million euros.

☐ Services

Amounted to 839 million euros, an increase of 20 million euros versus the first half 2003.
Such costs relate to sub-contracting, design and project management activities, insurance, transport, consultancy and technical services, maintenance, postal and telegraphic services, personnel and other general services (31 million are cost for services provided by Eni Group companies).
Costs for services include approximately 10 million euros (1 million euros in the first half 2003) for commercial brokerage fees.

☐ Use of third party assets

Amounted to 104 million euros, an increase of 2 million euros versus the first half of the previous year.
These costs include instalments for the lease and rental of vessels, motor vehicles, land and buildings and aircraft as well as costs for licences and industrial patents.
Costs for the use of third party assets due to Eni Group companies amounted to 4 million euros.

☐ Payroll and related costs

Amounted to 352 million euros, a decrease of 5 million euros versus the first half 2003.
This caption includes wages and salaries, employee termination benefits, retirement entitlement, holidays accrued but not yet taken and social security contributions in accordance with current national labour contracts and legislation. Details regarding average workforce numbers during the period can be found under the Human Resources section of this document.

☐ Amortisation, depreciation and write-downs

They amounted to 121 million euros, a decrease of 10 million euros versus the first half 2003.
This caption comprises charges for the period related to the amortisation of intangible assets (33 million euros) and the depreciation of tangible assets (87 million euros) in addition to the write-downs of receivables included under current assets of 1 million euros.

☐ Variations in raw materials, supplies and consumables

This caption shows a positive variation of 9 million euros. It mainly comprises the change in spare parts and consumables for internal use rather than for resale.

☐ Provisions for contingencies

Provisions amounted to 21 million euros and relate entirely to provisions for estimated expenses to be incurred by Saipem s.a. for losses on long-term contracts

☐ Other provisions

Other provisions amounted to 4 million euros, a decrease of 11 million euros versus the first half 2003. They include allocations by foreign subsidiaries to the fund for periodic maintenance of vessels (3 million euros) as well as allocations by foreign subsidiaries made to the fund "provision for contingencies - other" (1 million euros).

☐ Other operating costs

Other operating costs amounted to 22 million euros and comprise the following:

(million €)

	First half 2003	First half 2004
- Taxation and customs duties	8	12
- Charges on trading transactions	7	1
- Other operating costs	7	9
Total	**22**	**22**

Financial income and expense

Other financial income

It amounted to 23 million euros, an increase of 3 million euros versus the first half of the previous year and comprises:

(million €)

	First half 2003	First half 2004
- Premia on hedging contracts for foreign currency risks	7	10
- Interest income from Eni Group financing companies	4	10
- Interest income on receivables from others	3	2
- Interest income on tax credits	1	-
- Interest income on guarantees	4	-
- Other financial income	1	1
Total	**20**	**23**

The above amounts include income of 10 million euros from Eni Group companies.

Interest and other financial expenses

They amounted to 45 million euros, unchanged versus the first half 2003 and refer to:

(million €)

	First half 2003	First half 2004
- Interest due to Eni Group finance companies	18	17
- Expenses on hedging contracts	3	12
- Interest expenses on payables to others	16	6
- Interest payable to banks	3	6
- Other interest and financial expenses	5	4
Total	**45**	**45**

The above figures include expenses of 17 million euros to Eni Group companies.

Gains and losses on exchange

This caption is broken down as follows:

(million €)

	First half 2003	First half 2004
- exchange rate gains	65	48
- exchange rate losses	65	48
Total	-	-

Compensation of exchange rate gains and losses follows the company policy on hedging contracts.

Adjustments to financial investments

These show a positive balance of 7 million euros and pertain to the economic results achieved by companies consolidated using the net equity method, related entirely to companies held directly or indirectly by Saipem s.a.

Extraordinary income and expense

No movements were recorded in the first half 2004.

Income taxes (current, prepaid, deferred,)

Income taxes amounted to 28 million euros, a decrease of 2 million euros versus the first half 2003.

Net income

During the first half 2004, net income amounted to 84 million euros, a decrease of 6 million euros versus the same period 2003.

Minority interest amounted to 2 million euros.

independent auditors' report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS REPORT ON THE LIMITED REVIEW OF SAIPEM SPA INTERIM FINANCIAL REPORTING FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2004

To the Shareholders of
Saipem SpA

We have performed a limited review of the consolidated balance sheet, income statement and related comments notes included in the interim financial reporting of Saipem SpA for the six months period ended 30 June 2004. We have also ensured that the management discussion and analysis is consistent with other information in the interim financial reporting.

Our work was carried out in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with deliberation n° 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial reporting and about the consistency of the accounting principles utilised therein with those applied at year end as well as the application of analytical review procedures on the data contained in the interim financial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification or validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express a professional audit opinion on the interim financial reporting.

Regarding the comparative data of the company consolidated financial statements and the interim financial reporting of the prior year, reference should be made to the reports issued by other auditors dated respectively 6 April 2004 and 22 September 2003.

Based on our review no significant changes or adjustments came to our attention that should be made to the interim financial reporting identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by article 81 "half yearly report" of CONSOB Regulation approved by Resolution n° 11971 of 14 May 1999 and subsequent modifications.

Milan, 21 September 2004

PricewaterhouseCoopers SpA

Andrea Alessandri
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

Sede legale: Milano 20124 Via Vittor Pisani 20 [illegible]

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 440,962,000
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications
Six-monthly Report at 30th June 2004 (in English)
Relazione semestrale al 30 giugno 2004 (in Italian)
Second Quarter Report at 30th June 2004 (in English)
Relazione trimestrale al 30 giugno 2004 (in Italian)
First Quarter Report at 31st March 2004 (in English)
Relazione trimestrale al 31 marzo 2004 (in Italian)
Financial Report at 31st of December 2003 (in English)
Bilancio al 31 dicembre 2003 (in Italian)

Health, Safety Environment 2003 (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù

Cover: *La ricchezza* by Lorenzo Mattotti